FORM U-3A-2



                SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.




              Statement by Holding Company Claiming
                 Exemption Under Rule 2 from the
             Provisions of the Public Utility Holding
                       Company Act of 1935




                     Western Resources, Inc.

     Western Resources, Inc. ("WRI") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submits the following information:
     1. WRI is a Kansas corporation whose principal executive offices are located at 818 Kansas Ave., Topeka, Kansas, 66612. WRI's mailing address is P.O. Box 889, Topeka, Kansas 66601.
     WRI's principal business consists of the production, purchase, transmission, distribution and sale of electricity and the transportation and sale of natural gas. Currently, WRI provides retail electric service to approximately 329,000 industrial, commercial, and residential customers in 323 Kansas communities. WRI also provides wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. As a natural gas utility, WRI distributes gas in Kansas and northeastern Oklahoma. WRI provides natural gas service to approximately 650,000 retail customers. WRI's subsidiaries are as follows:
     A. Kansas Gas and Electric Company ("KGE"), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas, 67201. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 1996, it rendered electric services at retail to approximately 277,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties.

KG&E's subsidiaries are:
          Wolf Creek Nuclear Operating Corproation ("WCNOC"), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E.,
     Burlington, Kansas 66839. WCNOC is owned 47% by KG&E and operates the Wolf Creek Generating Station on behalf of the plant's owners.
          Mid-America Services Company, a Kansas corporation, with principal offices at 120 E. 1st Street, Wichita, Kansas 67201, is currently dormant.
     B. Westar Capital, Inc. ("Westar Capital"), a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Capital is a holding company for certain non-regulated business subsidiaries of the Company. Westar Capital's subsidiaries (as defined in the Act) are:
          ADT Limited, a Bermuda corporation with principal offices at 1750 Clint Moore Road, Florida 33431. ADT is a provicer of electronic security services and vehicle auction services.
     Westar Capital owns approximately 27% of ADT's common stock and uses the equity method to account for the investment.
          Hanover Compressor Company, a Delaware corporation, with principal offices at 12001 N. Houston Rosslyn, Houston, Texas,
     77086. Hanover Compressor Company offers compression services to the natural gas industry. Westar Capital owns approximately 23% of Hanover's common stock and uses the equity method to account for the investment.
          Westar Financial Services, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612.
     Westar Financial Services, Inc. is engaged in the funding of activities of other subsidiaries of Western Resources, Inc.

          WestSec, Inc., a Kansas corporation, with principal offices at 4221 West John Carpenter Freeway, Irving, Texas 75063.
     WestSec, Inc. is engaged in the business of monitored home and business security systems.
          Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612.
     Westar Limited Partners, Inc. participates in limited partnerships related to the business of WRI.
          Valence, L.L.C., a Kansas limited liability company, with principal offices at 7001 Oxford Street, Minneapolis, Minnesota
     55426. Valence, L.L.C., in which Westar Limited has a 40% interest, develops, manufactures, produces and distributes electronic parts, equipment and products.
          Thunderbird Limited, III, L.P., a Kansas limited partnership, is a low income housing project in which Westar
     Limted is a 82% limited partner.
          Thunderbird Montery, L.P., a Kansas limited partnership, is a low income housing project in which Westar Limited is a 99% limited partner.
          Oakwood Manor, L.P., a Kansas limited partnership, is a low income housing project, in which Westar Limited is a 99% limited partner.
          C. Westar Energy, Inc. ("Westar Energy"), a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Energy, Inc. provides services to large commercial and industrial customers. Westar Energy's subsidiaries are:
          Westar Gas Marketing, Inc., a Kansas corporation, with principal offices at 1100 SW Wanamaker Road, Ste. 101, Topeka, Kansas 66604.
     Westar Gas Marketing, Inc. arranges natural gas purchasing, transportation, and delivery for natural gas users.
          Westar Gas Company, a Delaware corporation, with principal offices at 1100 SW Wanamaker Road, Ste. 101, Topeka, Kansas 66604.
     Westar Gas Company gathers and processes natural gas in Oklahoma and Kansas.
          Indian Basin Venture I & II, New Mexico joint ventures, with principal offices at 1100 SW Wanamaker Road, Ste. 101, Topeka, Kansas 66604. Indian Basin Ventures operates a gas processing plant in New Mexico.
          Westar Electric Marketing, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. Westar Electric Marketing, Inc. arranges electric marketing and brokering to commercial and industrial customers on a wholesale level.
          Westar Business Services, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. Westar Business Services, Inc. is a provider of energy related services to commercial and industrial customers.
     D. Westar Security, Inc. ("Westar Security"), a Kansas corporation, with principal offices at 4221 West John Carpenter Freeway, Irving, Texas
75063. Westar Security identifies and develops consumer products and services related to the energy business. Westar Security's subsidiaries are:
          Secure America Alarm Systems, Inc., a Kansas corporation, with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215.
     Secure America is engaged in the business of monitored home and business security systems.
          Sentry Protective Alarms, Inc., a Kansas corporation with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215.
     Sentry Protective Alarms, Inc. is engaged in the business of monitored home and business security systems.
          Sentry Protective Alarms, Inc., a California corporation with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215.
     Sentry Protective Alarms, Inc. is engaged in the business of monitored home and business security systems.
          Security Monitoring Services, Inc., a Florida corporation, with principal offices at 725 South State Road 434, Longwood, Florida 32752. Security Monitoring Services, Inc. is engaged in the business of monitored home and business security systems.
          Nexstar, Inc., a Florida corporation, with principal offices at 725 South State Road 434, Longwood, Florida 32752. Nexstar, Inc. is engaged in the business of monitored home and business security systems.
          Safeguard Alarms, Inc., a Misosuri corporation, with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66225. Safeguard
     Alarms, Inc. is engaged in the business of monitored home and business security systems.
          Westar Communications, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612.
     Westar Communications, Inc.  operates a paging system in Kansas.
               Westar Security Services, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Security Services, Inc. is engaged in the business of monitored home and business security systems.
     E. Mid Continent Market Center, a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. Mid Continent Market
Center offers natural gas transportation, wheeling, parking, balancing and storage services to natural gas producers. Mid Continent Market Center's subsidiaries are:
          Market Center Gathering, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Market Center Gathering, Inc. facilitates the operation of gas gathering systems.

     F. Western Resources Capital I and II, Delaware business trusts were established for the purpose of issuing securities.
     G.  Gas Service Energy Corporation, a Delaware corporation, is currently dormant.
     H.  KPL Funding, Inc., a Kansas corporation, is currently dormant.
     I. The Kansas Power and Light Company, a Kansas corporation, is currently dormant.
     J.  WR Services, Inc., a Kansas corporation, is currently dormant.
     K.  Rangeline, Inc., a Kansas corporation is currently dormant.
     L. The Wing Group, Limited Co., a Delaware corporation, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. The Wing Group, Limted Co. is a deveveloper of international power generation projects.
     M. CPI-Western Power Holdings, Ltd., a Bermuda Limited Liability Company. WRI owns 50% of CPI-Western Power Holdings, Ltd. a master joint venture which invests in power generation projects in China.
     N.  Western Resources (Bermuda) Ltd., a Bermuda Limited Liability
Company is a holding company to hold the interest of WRI in CPI-Western Power Holdings, Ltd.
     2(a).     The principal electric generating stations of WRI, all of which are located in Kansas, are as follows:
                                                            Accredited
                                                           Capacity - MW
          Name and Location                                (WRI's Share)

     Coal

     JEC Unit 1, near St. Marys...................         469
     JEC Unit 2, near St. Marys...................         470
     JEC Unit 3, near St. Marys...................         450
     Lawrence Energy Center, near Lawrence........         557
     Tecumseh Energy Center, near Tecumseh........         236
               Subtotal...........................                 2,182

     Gas/Oil

     Hutchinson Energy Center, near Hutchinson....         495
     Abilene Energy Center, near Abilene..........          66
     Tecumseh Energy Center, near Tecumseh........          39
               Subtotal...........................                   600


               Total Accredited Capacity                           2,782 MW


     WRI maintains 19 interconnections with other public utilities to permit direct extra-high voltage interchange. It is a member of the MOKAN Power
Pool consisting of eleven utilities in Kansas and western Missouri. WRI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.
     WRI owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas. In addition, WRI owns and operates transmission, distribution and other facilities related to supplying natural gas service to its customers in Kansas and Oklahoma.
     2(b).     The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:
                                                           Accredited
                                                          Capacity - MW
             Name and Location                            (KGE's Share)

     Nuclear

     Wolf Creek, near Burlington .................                  547

     Coal

     LaCygne Unit 1, near LaCygne ................         343
     LaCygne Unit 2, near LaCygne ................         335
     JEC Unit 1, near St. Mary's .................         147
     JEC Unit 2, near St. Mary's .................         147
     JEC Unit 3, near St. Mary's .................         141
               Subtotal ..........................                1,113

     Gas/Oil

     Gordon Evans, Wichita .......................         534
     Murray Gill, Wichita ........................         333
               Subtotal ..........................                  867

     Diesel

     Wichita, Wichita ............................                    3

           Total Accredited Capacity                              2,530 MW


     KGE maintains 17 interconnections with other public utilities to permit direct extra-high voltage interchange. It is a member of the MOKAN Power
Pool consisting of eleven utilities in Kansas and western Missouri. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.
     KGE owns a transmission and distribution system which enables it to supply its service area.  Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.
     3(a).     For the year ended December 31, 1996, WRI sold 8,423,691,000 Kwh of electric energy at retail, 3,202,342,000 Kwh of electric energy at wholesale, and 107,086,000 Mcf of natural gas at retail. For the year ended December 31, 1996, KGE sold 8,235,237,000 Kwh of electric energy at retail and 2,705,930,000 Kwh of electric energy at wholesale. All of KGE's sales were within the State of Kansas.
       (b). During 1996, neither WRI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas. During 1996, WRI distributed or sold at retail 4,272,000 Mcf of natural gas in the state of Oklahoma, representing 4.0% of the retail natural gas sales of WRI.
       (c). During 1996, WRI sold, at wholesale, 273,296 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1996, KGE sold, at wholesale, 1,764,203 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1996, neither WRI or KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.
       (d). During 1996, WRI purchased 760,081 Kwh of electric energy from outside the State of Kansas or at the Kansas state line. During 1996, WRI purchased 3,416,565 Mcf of natural gas outside the state of Kansas or at the state line. During 1996, KGE purchased 446,554 Kwh of electric energy from outside the State of Kansas or at the Kansas State line.
     4. During the reporting period, neither WRI nor its subsidiaries held, directly or indirectly, any interest in an EWG or a foreign utility company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                        Western Resources, Inc.



                                     By:  /s/ Richard D. Terrill
                                          Richard D. Terrill
                                          Secretary and Associate
                                          General Counsel
Corporate Seal




     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Richard D. Terrill
          Secretary and Associate General Counsel
          Western Resources, Inc.
          P.O. Box 889
          818 Kansas Avenue
          Topeka, Kansas 66601
          913-575-6322
          913-575-8136 (FAX)

                            EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                        CONSOLIDATING BALANCE SHEET
                             December 31, 1996
                          (Dollars in Thousands)
                                                          Kansas Gas                 Westar
                                                Western      and                    Capital
                                               Resources   Electric      MCMC     Consolidated
ASSETS                                                                           (Exhibit A-2)
UTILITY PLANT:
  Electric plant in service . . . . . . . .   $1,961,276  $3,574,980        -     $       -
  Natural gas plant in service. . . . . . .      729,348        -        104,982          -
                                               2,690,624   3,574,980     104,982          -
  Less - Accumulated depreciation . . . . .    1,031,780   1,062,218      52,365          -
                                               1,658,844   2,512,762      52,617          -
  Construction work in progress . . . . . .       50,615      33,197      10,022          -
  Nuclear fuel (net). . . . . . . . . . . .         -         38,461        -             -
     Net utility plant. . . . . . . . . . .    1,709,459   2,584,420      62,639          -

INVESTMENTS AND OTHER PROPERTY:
  Utility investments (net) . . . . . . . .    1,233,117        -           -             -
  Non-utility investments (net) . . . . . .      288,250        -           -        1,105,946
  Decommissioning trust . . . . . . . . . .         -         33,041        -             -
  Other . . . . . . . . . . . . . . . . . .          220       9,093        -             -
                                               1,521,587      42,134        -        1,105,946
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .         (574)         44          21           171
  Accounts receivable and
    unbilled revenues (net) . . . . . . . .      172,446      75,671         741        11,806
  Accounts receivable - associated companies      34,184     250,733      (2,073)         -
  Notes receivable - associated companies .      461,350        -           -             -
  Fossil fuel, at average cost. . . . . . .       25,602      13,459        -             -
  Gas stored underground (average cost) . .       30,385        -           (358)         -
  Materials and supplies (average cost) . .       30,916      30,187        -            4,386
  Prepayments and other current assets. . .        5,721      16,990       3,532         1,090
                                                 760,030     387,084       1,863        17,453
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . .       54,273     164,520      (1,536)         -
  Corporate-owned life insurance (net). . .       75,838      10,341        -             -
  Regulatory assets (Note 9). . . . . . . .      118,652     122,387        -             -
  Other . . . . . . . . . . . . . . . . . .       33,245       8,001          (4)         -
                                                 282,008     305,249      (1,540)         -

     TOTAL ASSETS . . . . . . . . . . . . .   $4,273,084  $3,318,887  $   62,962  $  1,123,399

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . .   $2,631,863  $1,866,419  $   50,766  $    294,955

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . .      433,440     222,300        -          325,000
  Notes payable - associated companies. . .      226,804        -           -          442,477
  Accounts payable. . . . . . . . . . . . .       69,665      48,819          91        15,230
  Accounts payable - associated companies .      250,744        -           -           31,950
  Accrued taxes . . . . . . . . . . . . . .       47,559      35,358       3,851       (10,479)
  Accrued interest and dividends. . . . . .       56,691       9,445        -               57
  Other . . . . . . . . . . . . . . . . . .       29,258       6,726          59            73
                                               1,114,161     322,648       4,001       804,308
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . .      347,222     753,511       7,048         2,920
  Deferred investment tax credits . . . . .       54,665      69,722       1,141          -
  Deferred gain from sale-leaseback . . . .         -        233,060        -             -
  Other . . . . . . . . . . . . . . . . . .      125,173      73,527           6        21,216
                                                 527,060   1,129,820       8,195        24,136
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. .   $4,273,084  $3,318,887  $   62,962  $  1,123,399

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                        CONSOLIDATING BALANCE SHEET
                             December 31, 1996
                          (Dollars in Thousands)
                                (Continued)
                                                 Westar        Westar                 GSEC and
                                                Security       Energy        The         KPL
                                              Consolidated  Consolidated  Wing Group   Funding
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . .   $       -     $       -     $     -     $    -
  Natural gas plant in service. . . . . . .           -             -           -          -
                                                      -             -           -          -
  Less - Accumulated depreciation . . . . .           -             -           -          -
                                                      -             -           -          -
  Construction work in progress . . . . . .           -             -           -          -
  Nuclear fuel (net). . . . . . . . . . . .           -             -           -          -
     Net utility plant. . . . . . . . . . .           -             -           -          -

INVESTMENTS AND OTHER PROPERTY:
  Utility investments (net) . . . . . . . .           -             -           -          -
  Non-utility investments (net) . . . . . .         26,380        23,204      13,684       -
  Decommissioning trust . . . . . . . . . .           -             -           -          -
  Other . . . . . . . . . . . . . . . . . .           -             -           -          -
                                                    26,380        23,204      13,684       -
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .             94         3,300         668       -
  Accounts receivable and
    unbilled revenues (net) . . . . . . . .          2,393        55,765         144       -
  Accounts receivable - associated companies          -             -           (164)        11
  Notes receivable - associated companies .           -             -           -          -
  Fossil fuel, at average cost. . . . . . .           -             -           -          -
  Gas stored underground (average cost) . .           -             -           -          -
  Materials and supplies (average cost) . .            650            28        -          -
  Prepayments and other current assets. . .             87           749        -          -
                                                     3,224        59,842         648         11
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . .           -             -           -          -
  Corporate-owned life insurance (net). . .           -             -           -          -
  Regulatory assets (Note 9). . . . . . . .           -             -           -          -
  Other . . . . . . . . . . . . . . . . . .            556          (191)      2,943       -
                                                       556          (191)      2,943       -

     TOTAL ASSETS . . . . . . . . . . . . .   $     30,160  $     82,855  $   17,275  $      11

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . .   $      8,955  $     25,516  $   12,643  $      11

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . .           -             -           -          -
  Notes payable - associated companies. . .         20,038        (1,165)       -          -
  Accounts payable. . . . . . . . . . . . .            762        45,986         (13)      -
  Accounts payable - associated companies .           -               (3)       -          -
  Accrued taxes . . . . . . . . . . . . . .         (1,339)        9,320        (457)      -
  Accrued interest and dividends. . . . . .           -             -          4,000       -
  Other . . . . . . . . . . . . . . . . . .            288           300         102       -
                                                    19,749        54,438       3,632       -
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . .             30          (359)       -          -
  Deferred investment tax credits . . . . .           -             -           -          -
  Deferred gain from sale-leaseback . . . .           -             -           -          -
  Other . . . . . . . . . . . . . . . . . .          1,426         3,260       1,000       -
                                                     1,456         2,901       1,000       -
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. .   $     30,160  $     82,855  $   17,275  $      11

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                        CONSOLIDATING BALANCE SHEET
                             December 31, 1996
                          (Dollars in Thousands)
                                (Continued)
                                                 Western                       Western
                                                Resources      Eliminating    Resources
                                              Captial I & II     Entries     Consolidated
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . .   $         -      $      -      $  5,536,256
  Natural gas plant in service. . . . . . .             -             -           834,330
                                                        -             -         6,370,586
  Less - Accumulated depreciation . . . . .             -             -         2,146,363
                                                        -             -         4,224,223
  Construction work in progress . . . . . .             -             -            93,834
  Nuclear fuel (net). . . . . . . . . . . .             -             -            38,461
     Net utility plant. . . . . . . . . . .             -             -         4,356,518

INVESTMENTS AND OTHER PROPERTY:
  Utility investments (net) . . . . . . . .             -       (1,233,117)          -
  Non-utility investments (net) . . . . . .             -         (292,028)     1,165,436
  Decommissioning trust . . . . . . . . . .             -             -            33,041
  Other . . . . . . . . . . . . . . . . . .             -             -             9,313
                                                        -       (1,525,145)     1,207,790
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .             -             -             3,724
  Accounts receivable and
    unbilled revenues (net) . . . . . . . .             -             -           318,966
  Accounts receivable - associated companies            -         (282,691)          -
  Notes receivable - associated companies .          226,804      (688,154)          -
  Fossil fuel, at average cost. . . . . . .             -             -            39,061
  Gas stored underground (average cost) . .             -             -            30,027
  Materials and supplies (average cost) . .             -             -            66,167
  Prepayments and other current assets. . .             -            8,334         36,503
                                                     226,804      (962,511)       494,448
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . .             -             -           217,257
  Corporate-owned life insurance (net). . .             -             -            86,179
  Regulatory assets (Note 9). . . . . . . .             -             -           241,039
  Other . . . . . . . . . . . . . . . . . .             -             -            44,550
                                                        -             -           589,025

     TOTAL ASSETS . . . . . . . . . . . . .   $      226,804   $(2,487,656)  $  6,647,781

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . .   $      226,804   $(1,516,811)  $  3,601,121

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . .             -             -           980,740
  Notes payable - associated companies. . .             -         (688,154)          -
  Accounts payable. . . . . . . . . . . . .             -             -           180,540
  Accounts payable - associated companies .             -         (282,691)          -
  Accrued taxes . . . . . . . . . . . . . .             -             -            83,813
  Accrued interest and dividends. . . . . .             -             -            70,193
  Other . . . . . . . . . . . . . . . . . .             -             -            36,806
                                                        -         (970,845)     1,352,092
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . .             -             -         1,110,372
  Deferred investment tax credits . . . . .             -             -           125,528
  Deferred gain from sale-leaseback . . . .             -             -           233,060
  Other . . . . . . . . . . . . . . . . . .             -             -           225,608
                                                        -             -         1,694,568
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. .   $      226,804   $(2,487,656)  $  6,647,781

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                    CONSOLIDATING STATEMENT OF INCOME
                       Year Ended December 31, 1996
                          (Dollars in Thousands,
                         except Per Share Amounts)

                                                          Kansas Gas                 Westar
                                                Western      and                    Capital
                                               Resources   Electric      MCMC     Consolidated
                                                                                 (Exhibit A-2)
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . .   $  542,863  $  654,570  $     -     $       -
  Natural gas . . . . . . . . . . . . . . .      548,714        -         23,219        12,943
    Total operating revenues. . . . . . . .    1,091,577     654,570      23,219        12,943

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . .      154,166      91,824        -             -
    Nuclear fuel. . . . . . . . . . . . . .         -         19,962        -             -
  Power purchased . . . . . . . . . . . . .       16,109      11,483        -             -
  Natural gas purchases . . . . . . . . . .      354,755        -           -             -
  Other operations. . . . . . . . . . . . .      183,177     134,720      16,227        11,586
  Maintenance . . . . . . . . . . . . . . .       50,179      48,943        -             -
  Depreciation and amortization . . . . . .       80,822      96,309       3,295            49
  Amortization of phase-in revenues . . . .         -         17,544        -             -
  Taxes
    Federal income. . . . . . . . . . . . .       33,901      36,156        -             -
    State income. . . . . . . . . . . . . .        8,580      10,455        -             -
    General . . . . . . . . . . . . . . . .       50,869      46,183        -             -
      Total operating expenses. . . . . . .      932,558     513,579      19,522        11,635

OPERATING INCOME. . . . . . . . . . . . . .      159,019     140,991       3,697         1,308

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . .         -        (2,249)       -              -
  Special charges from ADT. . . . . . . . .      (18,181)       -           -             -
  Equity in earnings of investees
    and other . . . . . . . . . . . . . . .      128,900       3,397        -            9,683
  Income taxes (net). . . . . . . . . . . .       (7,363)     10,353        -             -
    Total other income and deductions . . .      103,356      11,501        -            9,683

INCOME BEFORE INTEREST CHARGES. . . . . . .      262,375     152,492       3,697        10,991

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . .       59,437      46,304        -             -
  Other . . . . . . . . . . . . . . . . . .       35,320      11,758         301        26,119
  Allowance for borrowed funds used
    during construction (credit). . . . . .       (1,332)     (1,844)        (49)         -
      Total interest charges. . . . . . . .       93,425      56,218         252        26,119

NET INCOME. . . . . . . . . . . . . . . . .      168,950      96,274       3,445       (15,128)

PREFERRED AND PREFERENCE DIVIDENDS. . . . .       14,839        -           -             -

EARNINGS APPLICABLE TO COMMON STOCK . . . .   $  154,111  $   96,274  $    3,445  $    (15,128)

AVERAGE COMMON SHARES OUTSTANDING . . . . .   63,833,783

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . .   $     2,41

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                    CONSOLIDATING STATEMENT OF INCOME
                       Year Ended December 31, 1996
                          (Dollars in Thousands,
                         except Per Share Amounts)
                                (Continued)

                                                 Westar        Westar                 GSEC and
                                                Security       Energy        The         KPL
                                              Consolidated  Consolidated  Wing Group   Funding
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . .   $       -     $       -     $     -     $    -
  Natural gas . . . . . . . . . . . . . . .         10,784       243,799       9,927       -
    Total operating revenues. . . . . . . .         10,784       243,799       9,927       -

OPERATING EXPENSES:
  Fuel used for generation
    Fossil fuel . . . . . . . . . . . . . .           -             -           -          -
    Nuclear fuel. . . . . . . . . . . . . .           -             -           -          -
  Power purchased . . . . . . . . . . . . .           -             -           -          -
  Natural gas purchases . . . . . . . . . .           -             -           -          -
  Other operations. . . . . . . . . . . . .         11,510       240,510      10,265       -
  Maintenance . . . . . . . . . . . . . . .           -             -           -          -
  Depreciation and amortization . . . . . .            890         1,734         623       -
  Amortization of phase-in revenues . . . .           -             -           -          -
  Taxes:
    Federal income. . . . . . . . . . . . .           -             -           -          -
    State income. . . . . . . . . . . . . .           -             -           -          -
    General . . . . . . . . . . . . . . . .           -             -           -          -
      Total operating expenses. . . . . . .         12,400       242,244      10,888       -

OPERATING INCOME. . . . . . . . . . . . . .         (1,616)        1,555        (961)      -

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . .           -             -           -          -
  Special charges from ADT. . . . . . . . .           -             -           -          -
  Equity in earnings of investees
    and other . . . . . . . . . . . . . . .             (8)        3,092        -          -
  Income taxes (net). . . . . . . . . . . .           -             -           -          -
    Total other income and deductions . . .             (8)        3,092        -          -

INCOME BEFORE INTEREST CHARGES. . . . . . .         (1,624)        4,647        (961)      -

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . .           -             -           -          -
  Other . . . . . . . . . . . . . . . . . .            707           160        -          -
  Allowance for borrowed funds used
    during construction (credit). . . . . .           -             -           -          -
      Total interest charges. . . . . . . .            707           160        -          -

NET INCOME. . . . . . . . . . . . . . . . .         (2,331)        4,487        (961)      -

PREFERRED AND PREFERENCE DIVIDENDS. . . . .           -             -           -          -

EARNINGS APPLICABLE TO COMMON STOCK . . . .   $     (2,331) $      4,487  $     (961) $    -

AVERAGE COMMON SHARES OUTSTANDING . . . . .

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . .

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                    CONSOLIDATING STATEMENT OF INCOME
                       Year Ended December 31, 1996
                          (Dollars in Thousands,
                         except Per Share Amounts)
                                (Continued)

                                                 Western                       Western
                                                Resources      Eliminating    Resources
                                              Capital I & II     Entries     Consolidated
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . .   $         -      $      -      $ 1,197,433
  Natural gas . . . . . . . . . . . . . . .             -             -          849,386
    Total operating revenues. . . . . . . .             -             -        2,046,819

OPERATING EXPENSES:
  Fuel used for generation
    Fossil fuel . . . . . . . . . . . . . .             -             -          245,990
    Nuclear fuel. . . . . . . . . . . . . .             -             -           19,962
  Power purchased . . . . . . . . . . . . .             -             -           27,592
  Natural gas purchases . . . . . . . . . .             -             -          354,755
  Other operations. . . . . . . . . . . . .             -             -          607,995
  Maintenance . . . . . . . . . . . . . . .             -             -           99,122
  Depreciation and amortization . . . . . .             -             -          183,722
  Amortization of phase-in revenues . . . .             -             -           17,544
  Taxes:
    Federal income. . . . . . . . . . . . .             -             -           70,057
    State income. . . . . . . . . . . . . .             -             -           19,035
    General . . . . . . . . . . . . . . . .             -             -           97,052
      Total operating expenses. . . . . . .             -             -        1,742,826

OPERATING INCOME. . . . . . . . . . . . . .             -             -          303,993

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . .             -             -           (2,249)
  Special charges from ADT. . . . . . . . .             -             -          (18,181)
  Equity in earnings of investees
    and other . . . . . . . . . . . . . . .           12,500      (125,841)       31,723
  Income taxes (net). . . . . . . . . . . .             -             -            2,990
    Total other income and deductions . . .           12,500      (125,841)       14,283

INCOME BEFORE INTEREST CHARGES. . . . . . .           12,500      (125,841)      318,276

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . .             -             -          105,741
  Other . . . . . . . . . . . . . . . . . .             -          (27,555)       46,810
  Allowance for borrowed funds used
    during construction (credit). . . . . .             -             -           (3,225)
      Total interest charges. . . . . . . .             -          (27,555)      149,326

NET INCOME. . . . . . . . . . . . . . . . .           12,500       (98,286)      168,950

PREFERRED AND PREFERENCE DIVIDENDS. . . . .           12,125       (12,125)       14,839

EARNINGS APPLICABLE TO COMMON STOCK . . . .   $          375   $   (86,161)  $   154,111

AVERAGE COMMON SHARES OUTSTANDING . . . . .                                   63,833,783

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . .                                  $      2,41

                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                             December 31, 1996
                          (Dollars in Thousands)

                                                        Kansas Gas                 Westar
                                              Western      and                    Capital
                                             Resources   Electric      MCMC     Consolidated
                                                                               (Exhibit A-2)

BALANCE AT BEGINNING OF PERIOD. . . . . .   $  540,868  $  120,443  $    1,262  $     (2,639)

ADD:
  Net income. . . . . . . . . . . . . . .      168,950      96,274       3,445       (15,128)
    Total . . . . . . . . . . . . . . . .      709,818     216,717       4,707       (17,767)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .       14,839        -           -             -
  Common stock. . . . . . . . . . . . . .      131,611     100,000
Issuance of shares of common stock. . . .        1,247        -           -             -
    Total . . . . . . . . . . . . . . . .      147,697     100,000        -             -

BALANCE AT END OF PERIOD. . . . . . . . .   $  562,121  $  116,717  $    4,707  $    (17,767)




                                               Westar        Westar       The      GSEC and
                                              Security       Energy       Wing        KPL
                                            Consolidated  Consolidated    Group     Funding

BALANCE AT BEGINNING OF PERIOD. . . . . .   $       (487) $       -     $    -     $    -

ADD:
  Net income. . . . . . . . . . . . . . .         (2,331)        4,487       (961)      -
    Total . . . . . . . . . . . . . . . .         (2,818)        4,487       (961)      -

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .           -             -          -          -
  Common stock. . . . . . . . . . . . . .           -             -          -          -
Issuance of shares of common stock. . . .           -             -          -          -
    Total . . . . . . . . . . . . . . . .           -             -          -          -

BALANCE AT END OF PERIOD. . . . . . . . .   $     (2,818) $      4,487  $    (961) $    -




                                               Western                       Western
                                              Resources      Eliminating    Resources
                                            Captial I & II     Entries     Consolidated

BALANCE AT BEGINNING OF PERIOD. . . . . .   $         -      $  (118.579)  $    540,868
ADD:
  Net income. . . . . . . . . . . . . . .           12,500       (98,286)       168,950
    Total . . . . . . . . . . . . . . . .           12,500      (216,865)       709,818

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .           12,125       (12,125)        14,839
  Common stock. . . . . . . . . . . . . .              375      (100,375)       131,611
Issuance of shares of common stock. . . .             -             -             1,247
    Total . . . . . . . . . . . . . . . .           12,500      (112,500)       147,697

BALANCE AT END OF PERIOD. . . . . . . . .   $         -      $  (104,365)  $    562,121

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1996
                         (Dollars in Thousands)

                                                             Westar       Westar
                                                Westar      Financial     Limited
                                                Capital     Services      Partners     WestSec
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . . . $      -     $      -     $      -     $      -
  Natural gas plant in service. . . . . . . .        -            -            -            -
                                                     -            -            -            -
  Less - Accumulated depreciation . . . . . .        -            -            -            -
                                                     -            -            -            -
  Construction work in progress . . . . . . .        -            -            -            -
  Nuclear fuel (net). . . . . . . . . . . . .        -            -            -            -
     Net utility plant. . . . . . . . . . . .        -            -            -            -

INVESTMENTS AND OTHER PROPERTY:
  Utility investments (net) . . . . . . . .          -            -            -            -
  Non-utility investments (net) . . . . . .     1,091,453         -           7,730      168,165
  Decommissioning trust . . . . . . . . . . .        -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .        -            -            -            -
                                                1,091,453         -           7,730      168,165
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . .        (318)        -             258          231
  Accounts receivable and
    unbilled revenues (net) . . . . . . . . .         172           23          637       10,974
  Accounts receivable - associated companies.        -            -            -             -
  Notes receivable - associated companies . .        -            -            -             -
  Fossil fuel, at average cost. . . . . . . .        -            -            -             -
  Gas stored underground (average cost) . . .        -            -            -             -
  Materials and supplies (average cost) . . .        -            -            -           4,386
  Prepayments and other current assets. . . .          47         -            -           1,043
                                                      (99)          23          895       16,634
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . . .        -            -            -            -
  Corporate-owned life insurance (net). . . .        -            -            -            -
  Regulatory assets . . . . . . . . . . . .          -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .        -            -            -            -
                                                     -            -            -            -

     TOTAL ASSETS . . . . . . . . . . . . . . $ 1,091,354  $        23  $     8,625  $   184,799

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . . . $   229,955  $       235  $     2,730  $   223,437

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . . .     325,000         -            -            -
  Notes payable - associated companies. . . .     437,148         (260)       5,589         -
  Accounts payable. . . . . . . . . . . . . .         640         -            -          14,590
  Accounts payable - associated companies . .      96,470           40          440      (65,000)
  Accrued taxes . . . . . . . . . . . . . . .     (12,509)        -             142        1,888
  Accrued interest and dividends. . . . . . .          57         -            -            -
  Other . . . . . . . . . . . . . . . . . . .          73         -            -            -
                                                  846,879         (220)       6,171      (48,522)
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . . .       3,188            8         (276)        -
  Deferred investment tax credits . . . . . .        -            -            -            -
  Deferred gain from sale-leaseback . . . . .        -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .      11,332         -            -           9,884
                                                   14,520            8         (276)       9,884
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. . . $ 1,091,354  $        23  $     8,625  $   184,799

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1996
                         (Dollars in Thousands)
                               (Continued)
<cpation>
                                               Westar (1)                     Westar
                                                 Gas Co     Consolidating    Capital
                                              Consolidated     Entries     Consolidated
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . . . $       -     $        -     $       -
  Natural gas plant in service. . . . . . . .         -              -             -
                                                      -              -             -
  Less - Accumulated depreciation . . . . . .         -              -             -
                                                      -              -             -
  Construction work in progress . . . . . . .         -              -             -
  Nuclear fuel (net). . . . . . . . . . . . .         -              -             -
     Net utility plant. . . . . . . . . . . .         -              -             -

INVESTMENTS AND OTHER PROPERTY:
  Utility investments (net) . . . . . . . .           -              -             -
  Non-utility investments (net) . . . . . .           -          (161,402)    1,105,946
  Decommissioning trust . . . . . . . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .         -              -             -
                                                      -          (161,402)    1,105,946
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . .         -              -              171
  Accounts receivable and
    unbilled revenues (net) . . . . . . . . .         -              -           11,806
  Accounts receivable - associated companies.         -              -             -
  Notes receivable - associated companies . .         -              -             -
  Fossil fuel, at average cost. . . . . . . .         -              -             -
  Gas stored underground (average cost) . . .         -              -             -
  Materials and supplies (average cost) . . .         -              -            4,386
  Prepayments and other current assets. . . .         -              -            1,090
                                                      -              -           17,453
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . . .         -              -             -
  Corporate-owned life insurance (net). . . .         -              -             -
  Regulatory assets (Note _). . . . . . . .           -              -             -
  Other . . . . . . . . . . . . . . . . . . .         -              -             -
                                                      -              -             -

     TOTAL ASSETS . . . . . . . . . . . . . . $       -     $    (161,402) $  1,123,399

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . . . $       -     $    (161,402) $    294,955

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . . .         -              -          325,000
  Notes payable - associated companies. . . .         -              -          442,477
  Accounts payable. . . . . . . . . . . . . .         -              -           15,230
  Accounts payable - associated companies . .         -              -           31,950
  Accrued taxes . . . . . . . . . . . . . . .         -              -          (10,479)
  Accrued interest and dividends. . . . . . .         -              -               57
  Other . . . . . . . . . . . . . . . . . . .         -              -               73
                                                      -              -          804,308
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . . .         -              -            2,920
  Deferred investment tax credits . . . . . .         -              -             -
  Deferred gain from sale-leaseback . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .         -              -           21,216
                                                      -              -           24,136
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. . . $       -     $    (161,402) $  1,123,399


(1) Westar Gas Company was realigned under Westar Engery in September of 1996.

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1995
                         (Dollars in Thousands,
                        except Per Share Amounts)
                                                             Westar       Westar
                                                Westar      Financial     Limited
                                                Capital     Services      Partners   WestSec (2)
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . . . $      -     $      -     $      -     $      -
  Natural gas . . . . . . . . . . . . . . . .        -            -            -            -
    Total operating revenues. . . . . . . . .        -            -            -            -

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . . .        -            -            -            -
    Nuclear fuel. . . . . . . . . . . . . . .        -            -            -            -
  Power purchased . . . . . . . . . . . . . .        -            -            -            -
  Natural gas purchases . . . . . . . . . . .        -            -            -            -
  Other operations. . . . . . . . . . . . . .         356         -             145         -
  Maintenance . . . . . . . . . . . . . . . .        -            -            -            -
  Depreciation and amortization . . . . . . .        -            -            -            -
  Amortization of phase-in revenues . . . . .        -            -            -            -
  Taxes:
    Federal income. . . . . . . . . . . . . .        -            -            -            -
    State income. . . . . . . . . . . . . . .        -            -            -            -
    General . . . . . . . . . . . . . . . . .        -            -            -            -
      Total operating expenses. . . . . . . .         356         -             145         -

OPERATING INCOME. . . . . . . . . . . . . . .        (356)        -            (145)        -

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . . .        -            -            -            -
  Equity in earnings of investees
    and other . . . . . . . . . . . . . . . .      11,347         -             407         -
  Income taxes (net). . . . . . . . . . . . .        -            -            -            -
    Total other income and deductions . . . .      11,347         -             407         -

INCOME BEFORE INTEREST CHARGES. . . . . . . .      10,991         -             262         -

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . . .        -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .      26,119         -              46         -
  Allowance for borrowed funds used during
    construction (credit) . . . . . . . . . .        -            -            -            -
      Total interest charges. . . . . . . . .      26,119         -              46         -

NET INCOME. . . . . . . . . . . . . . . . . .     (15,128)        -             216         -

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .        -            -            -            -

EARNINGS APPLICABLE TO COMMON STOCK . . . . . $   (15,128) $      -     $       216  $      -


(2) WestSec was acquired on December 31, 1996 and therefore is included in the consolidated assets but contributed no income during 1996.

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1995
                         (Dollars in Thousands,
                        except Per Share Amounts)
                               (Continued)
                                               Westar (1)                     Westar
                                                 Gas Co     Consolidating    Capital
                                              Consolidated     Entries     Consolidated
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . . . $       -     $        -     $       -
  Natural gas . . . . . . . . . . . . . . . .       12,943           -           12,943
    Total operating revenues. . . . . . . . .       12,943           -           12,943

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . . .         -              -             -
    Nuclear fuel. . . . . . . . . . . . . . .         -              -             -
  Power purchased . . . . . . . . . . . . . .         -              -             -
  Natural gas purchases . . . . . . . . . . .         -              -             -
  Other operations. . . . . . . . . . . . . .       11,085           -           11,586
  Maintenance . . . . . . . . . . . . . . . .         -              -             -
  Depreciation and amortization . . . . . . .           49           -               49
  Amortization of phase-in revenues . . . . .         -              -             -
  Taxes:
    Federal income. . . . . . . . . . . . . .         -              -             -
    State income. . . . . . . . . . . . . . .         -              -             -
    General . . . . . . . . . . . . . . . . .         -              -             -
      Total operating expenses. . . . . . . .       11,134           -           11,635

OPERATING INCOME. . . . . . . . . . . . . . .        1,809           -            1,308

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . . .         -              -             -
  Equity in earnings of investees
    and other . . . . . . . . . . . . . . . .        2,726         (4,797)        9,683
  Income taxes (net). . . . . . . . . . . . .         -              -             -
    Total other income and deductions . . . .        2,726         (4,797)        9,683

INCOME BEFORE INTEREST CHARGES. . . . . . . .        4,535         (4,797)       10,991

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .          208           (254)       26,119
  Allowance for borrowed funds used during
    construction (credit) . . . . . . . . . .         -              -             -
      Total interest charges. . . . . . . . .          208           (254)       26,119

NET INCOME. . . . . . . . . . . . . . . . . .        4,327         (4,543)      (15,128)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .         -              -             -

EARNINGS AVAILABLE TO COMMON STOCK. . . . . . $      4,327  $      (4,543) $    (15,128)


(1) Westar Gas Company was realigned under Westar Engery in September of 1996.

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            December 31, 1995
                         (Dollars in Thousands)

                                                             Westar       Westar
                                                Westar      Financial     Limited
                                                Capital     Services      Partners   WestSec (2)
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $    (2,639) $       234  $    (1,237) $      -

ADD:
  Net income. . . . . . . . . . . . . . . . .     (15,128)                      216         -
    Total . . . . . . . . . . . . . . . . . .     (17,767)         234       (1,021)        -

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .        -            -            -            -
  Common stock. . . . . . . . . . . . . . . .        -            -            -            -
    Total . . . . . . . . . . . . . . . . . .        -            -            -            -

BALANCE AT END OF PERIOD. . . . . . . . . . . $   (17,767) $       234  $    (1,021) $      -



                                               Westar (1)                    Westar
                                                 Gas Co     Consolidating    Capital
                                              Consolidated     Entries     Consolidated
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $      7,261  $      (6,258) $     (2,639)

ADD:
  Net income. . . . . . . . . . . . . . . . .        4,327         (4,543)      (15,128)
    Total . . . . . . . . . . . . . . . . . .       11,588        (10,801)      (17,767)

DEDUCT:
Realignment of Subsidiary . . . . . . . . . .       11,588        (11,588)         -
Cash dividends:
  Preferred and preference stock. . . . . . .         -              -             -
  Common stock. . . . . . . . . . . . . . . .         -              -             -
    Total . . . . . . . . . . . . . . . . . .         -              -             -

BALANCE AT END OF PERIOD. . . . . . . . . . . $       -     $         787  $    (17,767)


(1) Westar Gas Company was realigned under Westar Energy in September of 1996.

(2) WestSec was acquired on December 31, 1996 and therefore is included in the consolidated assets but contributed no income during 1996.

WESTERN RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         General: The Consolidated Financial Statements of Western Resources, Inc. (the company) and its wholly-owned subsidiaries, include KPL, a rate-regulated electric and gas division of the company, Kansas Gas and Electric Company (KGE), a rate-regulated electric utility and wholly-owned subsidiary of the company, Westar Security, Inc. (Westar Security) a wholly-owned subsidiary which provides monitored electronic security services, Westar Energy, Inc. a wholly-owned subsidiary which provides non-regulated energy services, Westar Capital, Inc. (Westar Capital) a wholly-owned subsidiary which holds equity investments in technology and energy-related companies, The Wing Group Limited (The Wing Group), a wholly-owned developer of international power projects, and Mid Continent Market Center, Inc. (Market Center), a regulated gas transmission service provider. KGE owns 47% of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek Generating Station (Wolf Creek). The company records its proportionate share of all transactions of WCNOC as it does other jointly-owned facilities. All significant intercompany transactions have been eliminated.

    The company is an investor-owned holding company. The company is engaged principally in the production, purchase, transmission, distribution and sale of electricity, the delivery and sale of natural gas, and electronic security services. The company serves approximately 606,000 electric customers in eastern and central Kansas and approximately 650,000 natural gas customers in Kansas and northeastern Oklahoma. The company's non-utility subsidiaries provide electronic security services to approximately 400,000 customers throughout the United States, market natural gas primarily to large commercial and industrial customers, develop international power projects, and provide other energy-related products and services.

   The company prepares its financial statements in conformity with generally accepted accounting principles as applied to regulated public utilities. The accounting and rates of the company are subject to requirements of the Kansas Corporation Commission (KCC), the Oklahoma Corporation Commission (OCC), and the Federal Energy Regulatory Commission (FERC). The financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the balance sheet dates, and to report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The company currently applies accounting standards that recognize the economic effects of rate regulation Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of
Regulation", (SFAS 71) and, accordingly, has recorded regulatory assets and liabilities related to its generation, transmission and distribution operations. In 1996, the KCC initiated a generic docket to study electric restructuring issues. A retail wheeling task force has been created by the Kansas Legislature to study competitive trends in retail electric services. During the 1997 session of the Kansas Legislature, bills have been introduced to increase competition in the electric industry. Among the matters under consideration is the recovery by utilities of costs in excess of competitive cost levels. There can be no assurance at this time that such costs will be recoverable if open competition is initiated in the electric utility market. In the event the company determines that it no longer meets the criteria set forth in SFAS 71, the accounting impact would be an extraordinary non-cash charge to operations of an amount that would be material. Criteria that give rise to the discontinuance of SFAS 71 include, (1) increasing competition that restricts the company's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from a cost-based regulation to another form of regulation. The company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. Based on current evaluation of the various factors and conditions that are expected to impact future cost recovery, the company believes that its net regulatory assets are probable of future recovery. Any regulatory changes that would require the company to discontinue SFAS 71 based upon competitive or other events may significantly impact the valuation of the company's net regulatory assets and its utility plant investments, particularly the Wolf Creek facility. At this time, the effect of competition and the amount of regulatory assets which could be recovered in such an environment cannot be predicted. See Note 9 for further discussion on regulatory assets.

         In January, 1996, the company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). This Statement imposes stricter criteria for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. Based on the current regulatory structure in which the company operates, the adoption of this standard did not have a material impact on the financial position or results of operations of the company. This conclusion may change in the future as competitive factors influence wholesale or retail pricing in the electric industry.

    Utility Plant: Utility plant is stated at cost. For constructed plant, cost includes contracted services, direct labor and materials, indirect charges for engineering, supervision, general and administrative costs, and an allowance for funds used during construction (AFUDC). The AFUDC rate was 5.7% in 1996, 6.31% in 1995, and 4.08% in 1994. The cost of additions to utility plant and replacement units of property are capitalized. Maintenance costs and replacement of minor items of property are charged to expense as incurred. When units of depreciable property are retired, they are removed from the plant accounts and the original cost plus removal charges less salvage are charged to accumulated depreciation.

     In accordance with regulatory decisions made by the KCC, amortization of the acquisition premium of approximately $801 million resulting from the KGE purchase began in August of 1995. The premium is being amortized over 40 years and has been classified as electric plant in service. Accumulated amortization through December 31, 1996 totaled $27.5 million. See Note 9 for further information concerning the amortization of this premium.

    Depreciation: Depreciation is provided on the straight-line method based on estimated useful lives of property. Composite provisions for book depreciation approximated 2.97% during 1996, 2.84% during 1995, and 2.87% during 1994 of the average original cost of depreciable property. In the past, the methods and rates have been determined by depreciation studies and approved by the various regulatory bodies. The company periodically evaluates its depreciation rates considering the past and expected future experience in the operation of its facilities.

   Environmental Remediation: Effective January 1, 1997, the company adopted the provisions of Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". This statement provides authoritative guidance for recognition, measurement, display, and disclosure of environmental remediation liabilities in financial statements. The company is currently evaluating and in the process of estimating the potential liability associated with environmental remediation. Management does not expect the amount to be significant to the company's results of operations as the company will seek recovery of these costs through rates as has been permitted by the KCC in the case of another Kansas utility. Additionally, the adoption of this statement is not expected to have a material impact on the company's
financial position.   To the extent that such remediation costs are not
recovered through rates, the costs may be material to the company's operating results, depending on the degree of remediation required and number of years over which the remediation must be completed.

   Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, the company considers highly liquid collateralized debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Income Taxes: The company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences in amounts recorded for financial reporting purposes and their respective tax bases. Investment tax credits previously deferred are being amortized to income over the life of the property which gave rise to the credits (See Note 10).

         Revenues: Operating revenues for both electric and natural gas services include estimated amounts for services rendered but unbilled at the end of each year. Revenues for security services are recognized in the period earned. Unbilled revenues of $83 million and $66 million are recorded as a component of accounts receivable and unbilled revenues (net) on the Consolidated Balance Sheets as of December 31, 1996 and 1995, respectively.

     The company's recorded reserves for doubtful accounts receivable totaled $6.3 million and $4.9 million at December 31, 1996 and 1995, respectively.

     Debt Issuance and Reacquisition Expense: Debt premium, discount, and issuance expenses are amortized over the life of each issue. Under regulatory procedures, debt reacquisition expenses are amortized over the remaining life of the reacquired debt or, if refinanced, the life of the new debt. See Note 9 for more information regarding regulatory assets.

     Risk Management: The company is exposed to fluctuations in price on the portfolio of natural gas transactions resulting from marketing activities of a non-regulated subsidiary. To minimize the risk from market fluctuations, the company enters into natural gas futures, swaps and options in order to hedge existing physical natural gas purchase or sale commitments. These financial instruments are designated as hedges of the underlying physical commitments and as such, gains or losses resulting from changes in market value of the various derivative instruments are deferred and recognized in income when the underlying physical transaction is closed. See Note 5 for further information.

         Fuel Costs: The cost of nuclear fuel in process of refinement, conversion, enrichment, and fabrication is recorded as an asset at original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. The accumulated amortization of nuclear fuel in the reactor at December 31, 1996 and 1995, was $25.3 million and $28.5 million, respectively.

         Cash Surrender Value of Life Insurance Policies: The following amounts related to corporate-owned life insurance policies (COLI) are recorded in Corporate-owned life insurance (net) on the Consolidated Balance Sheets:

                                                    At December 31,
                                                   1996          1995
                                                 (Dollars in Millions)
         Cash surrender value of policies (1) .  $ 563.0       $ 479.9
         Borrowings against policies. . . . . .   (476.8)       (435.8)
                  COLI (net). . . . . . . . . .  $  86.2       $  44.1

(1) Cash surrender value of policies as presented represents the value of the policies as of the end of the respective policy years and not as of December 31, 1996 and 1995.

         Income is recorded for increases in cash surrender value and net death proceeds. Interest expense is recognized for COLI borrowings except for certain policies entered into in 1992 and 1993. The net income generated from COLI contracts purchased prior to 1992 including the tax benefit of the interest deduction and premium expenses are recorded as Corporate-owned life insurance (net) on the Consolidated Statements of Income. The income from increases in cash surrender value and net death proceeds was $25.4 million in 1996, $22.7 million in 1995, and $15.6 million in 1994. The interest expense deduction taken was $27.6 million for 1996, $25.4 million for 1995, and $21.0 million for 1994.

         The COLI policies entered into in 1992 and 1993 were established to mitigate the cost of postretirement and postemployment benefits. As approved by the KCC, the company is using the net income stream generated by these COLI policies to offset the costs of postretirement and postemployment benefits. A regulatory asset totaling $41 million and $35 million is outstanding at December 31, 1996 and 1995, respectively, related to deferred postretirement and postemployment costs.

         On August 2, 1996, Congress passed legislation that will phase out tax benefits associated with the 1992 and 1993 COLI policies. The loss of tax benefits will significantly reduce the COLI earnings. The company is evaluating other methods to replace the 1992 and 1993 COLI policies. The company also has the ability to seek recovery of postretirement and postemployment costs through the ratemaking process. Regulatory precedents established by the KCC are expected to permit the accrued costs of postretirement and postemployment benefits to be recovered in rates. If a suitable COLI replacement product cannot be found, or these costs cannot be recovered in rates, the company may be required to expense the regulatory asset. The company currently expects to be able to find a suitable COLI replacement. The legislation had minimal impact on the Company's COLI policies entered into prior to 1992. (See Notes 9 and 12).

    Reclassifications: Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.


2. NON-REGULATED SUBSIDIARIES

     Certain non-regulated subsidiaries use natural gas futures, swaps and options contracts to reduce the effects of natural gas commodity price volatility on operating results which include price risk and basis risk. Price risk is the difference in price between the physical commodity being hedged and the price of the futures contracts used for hedging. Natural gas options held to hedge price risk provide the right, but not the requirement, to buy or sell natural gas at a fixed price. Basis risk is the risk that an adverse change in the futures market will not be completely offset by an equal and opposite change in the cash price of the commodity being hedged. Basis risk exists in natural gas primarily due to the geographical price differentials between cash market locations and futures contract delivery locations. In general, the company's risk management policy requires that positions taken with derivatives be offset by positions in physical transactions or other derivatives. All of the company's financial instruments are held for purposes other than trading.

         The derivative instruments used to hedge commodity transactions have historically had a high correlation with commodity prices and are expected to continue to do so. The correlation of indices and prices is regularly evaluated by management to ensure that the instruments continue to be effective hedges. In the event that the correlation falls below allowable levels, the gains or losses associated with hedging instruments are recognized in the current period to the extent that correlation was lost.
The maturity of the derivative instruments is timed to coincide with the hedged transaction. If the hedged transaction is terminated early or if an anticipated transaction fails to occur, the deferred gain or loss associated with the derivative instrument is recognized in the period and the hedge is closed.

         The company has historically used natural gas futures and options contracts traded on the New York Mercantile Exchange and natural gas financial swaps with various third parties to reduce exposure to price risk when gas is not bought and sold simultaneously. At December 31, 1996, the company had a deferred gain of $3.4 million representing unrealized gains on forward commitments that will mature through the year 2000.

   The consolidated financial statements include the company's investments in ADT and Hanover Compressor Company (Hanover) each accounted for under the equity method of accounting. The company's investments (not including the amortization of goodwill) in these entities are as follows:

                                         1996                  1995
                                                (Dollars in Thousands)

                    Ownership
                          Interest
         ADT                 27%              $596,598             $  -
         Hanover             24%                64,166              55,963

         The company's equity in earnings of these entities is as follows:

Year Ended December 31                       1996                  1995
                                            (Dollars in Thousands)

         ADT                                      $ 7,236             $  -
         Hanover                                    2,137                  33

Summarized combined financial information of ADT and Hanover is presented below:

As of and for the year ended December 31,    1996(1)               1995(1)
                                                     (Dollars in Thousands)

Balance Sheet:
         Current assets                        $  531,275          $   43,603
         Noncurrent assets                      2,295,824             207,316
         Current liabilities                      433,845              20,333
         Noncurrent liabilities                 1,493,900              64,390
         Equity                                   899,354             166,196

Income Statement:
         Revenues                               1,887,180              95,964
         Operating expenses                     2,559,707              90,350
         Net income (loss)                       (670,326)(2)           5,614

(1) Information presented for ADT is based on ADT's quarterly report on Form 10-Q. ADT's balance sheet information and results of operations represent the twelve months ended September 30, 1996, based on publicly available information. Hanover's financial information is presented as of November 30, 1996, the most recent information available. The company cannot give any assurance of the accuracy of the information so obtained.

(2) ADT's net income through September 30, 1996 as reported in its Form 10-Q for the nine months ended September 30, 1996, includes a one-time charge related to the adoption of SFAS 121. This charge for approximately $745 million was incurred prior to the company's investment in ADT. The company cannot give any assurance of the accuracy of the information so obtained.


3.  PROPOSED MERGER WITH KANSAS CITY POWER & LIGHT COMPANY

         On April 14, 1996, in a letter to Mr. A. Drue Jennings, Chairman of the Board, President and Chief Executive Officer of Kansas City Power & Light Company (KCPL), the company proposed an offer to merge with KCPL (KCPL
Merger).

    On November 15, 1996, the company and KCPL announced that representatives of their respective boards and managements met to discuss the proposed merger transaction. On February 7, 1997, KCPL and the company entered into an agreement to merge the two companies.

    The merger agreement provides for a tax-free, stock-for-stock transaction
valued at approximately $2 billion.    Under the terms of the agreement, KCPL
shareowners will receive $32 of company common stock per KCPL common share, subject to an exchange ratio collar of not less than 0.917 to no more than
1.100 common shares. Consummation of the KCPL Merger is subject to customary conditions including obtaining the approval of KCPL's and the company's shareowners and various regulatory agencies. The company expects to be able to close the KCPL Merger in the first half of 1998. See Note 9 for discussion of rate proceedings.

   The KCPL Merger, will create a company with more than two million security and energy customers, $8.8 billion in total assets, $2.7 billion in annual revenues and more than 8,000 megawatts of electric generation resources. As a result of the merger agreement, the company terminated its exchange offer that had been effective since July 3, 1996.

         The KCPL Merger is designed to qualify as a pooling of interests for financial reporting purposes. Under this method, the recorded assets and liabilities of the company and KCPL would be carried forward at historical amounts to a combined balance sheet. Prior period operating results and the consolidated statements of financial position, cash flows and capitalization would be restated to effect the combination for all periods presented.

    KCPL is a public utility company engaged in the generation, transmission, distribution, and sale of electricity to approximately 430,000 customers in western Missouri and eastern Kansas. KCPL and the company have joint interests in certain electric generating assets, including Wolf Creek.

         As of December 31, 1996, the company has incurred approximately $32 million of transaction costs associated with the KCPL Merger. The company anticipates expensing these costs in the first reporting period subsequent to closing the KCPL Merger. As of December 31, 1996, costs incurred have been included in Deferred Charges and Other Assets, Other on the Consolidated Balance Sheets.


4.  ADT LIMITED, INC.

         Investment in ADT Limited, Inc.: During 1996, the company purchased approximately 38 million common shares of ADT Limited, Inc. (ADT) for approximately $589 million. The shares purchased represent approximately 27% of ADT's common shares making the company the largest shareowner of ADT. These purchases were financed entirely with short-term borrowings. ADT is North America's largest monitored security services company with $1.8 billion in annual revenues. ADT has approximately 1.2 million customers in North America and abroad and has approximately 18,000 employees. The company uses the equity method of accounting for this investment. Goodwill of approximately $369 million is associated with this investment and is being amortized over 40 years and is presented net in Equity in earnings of investees and other on the Consolidated Statements of Income. Accumulated amortization approximates $6.5 million at December 31, 1996.

         ADT recently announced that it would record a net charge to income of approximately $76 million during 1996. This charge is primarily related to one-time restructuring charges resulting from its merger with another security company, partially offset by a gain on the sale of assets. The company recognized its share of this charge equal to $11.8 million or approximately $0.19 per share, net of tax, as a component of Equity in earnings of investees and other on the Consolidated Statements of Income.

    Proposed Acquisition of ADT: On December 18, 1996, the company announced its offer to exchange $22.50 in cash and shares of the company's common stock for each remaining outstanding common share of ADT not already owned by the company (ADT Offer). The value of the ADT Offer, assuming the company's average stock price prior to closing is above $29.75 per common share, is approximately $3.5 billion, including the company's existing investment in ADT. Based upon the closing stock price of the company on December 17, 1996, approximately 63.1 million shares of company common stock would be issuable pursuant to the acquisition of ADT. However, the actual number of shares of company common stock that would be issuable in connection with the ADT Offer will depend on the exchange ratio and the number of shares outstanding on the expiration date of the exchange offer.

   The ADT Offer of $22.50 consists of $15.00 in company common stock up to a maximum of 0.50420 of a share of company common stock and $7.50 in cash for each outstanding ADT share. Concurrent with the announcement of the ADT Offer on December 18, 1996, the company filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) related to the ADT Offer. Review of the prospectus and proxy statements relating to the ADT Offer by the SEC is pending. The ADT Offer will be subject to the approval of ADT and company shareowners and certain regulatory authorities. On January 23, 1997, the waiting period for the Hart-Scott-Rodino Antitrust Improvement Act expired. On February 7, 1997, the company received regulatory approval from the KCC to issue company common stock and debt necessary for the ADT Offer. See Note 5 for summary financial information concerning ADT.


5.  PROPOSED STRATEGIC ALLIANCE

         On December 12, 1996, the company and ONEOK Inc. (ONEOK) announced an agreement to form a strategic alliance combining the natural gas assets of both companies. Under the agreement for the proposed strategic alliance, the company will contribute its natural gas business to a new company (New Oneok) in exchange for a 45% equity interest. The recorded net property value being contributed at December 31, 1996 is estimated at $600 million (unaudited). No gain or loss is anticipated as a result of the proposed transaction. The proposed transaction is subject to satisfaction of customary conditions, including approval by ONEOK shareowners and regulatory authorities. The company is working towards consummation of the transaction during the summer of 1997.

   The equity interest would be comprised of approximately 3.0 million common shares and 19.3 million convertible preferred shares. Upon consummation of the proposed alliance, the company will record its common equity interest in New Oneok's earnings using the equity method of accounting. Earnings for the convertible preferred shares held will be recognized and recorded based upon preferred dividends paid. The convertible preferred shares are expected to pay an initial dividend rate of $1.80 per share. For its fiscal year ended August 31, 1996, ONEOK reported operating revenues of $1.2 billion and net income of $52.8 million.

         The structure of the proposed alliance is not expected to have any immediate income tax consequences to either company or to either company's shareowners.


6. ACQUISITIONS

         On December 31, 1996, Westar Capital bought the assets of Westinghouse Security Systems, Inc. (WSS). This acquisition, which was accounted for as a purchase, significantly expands the scope of the company's security service operations. Westar Capital paid approximately $358 million in cash, subject to adjustment, to purchase the assets and assume certain liabilities of WSS. Based on a preliminary estimate of the purchase price allocation, the company recorded approximately $275 million of goodwill to be amortized over 40 years. This balance is included in Security business and other property on the accompanying Consolidated Balance Sheets. Since the transaction closed on December 31, 1996, no operating results are reflected on the Consolidated Statements of Income. For the year ended December 31, 1996, WSS reported
$110 million in revenues. As of December 31, 1996, the company consolidated WSS' financial position in the accompanying Consolidated Balance Sheets. The company financed this acquisition with short-term borrowings.

         During 1996, the company also acquired The Wing Group and three small security system companies. The Wing Group develops international power projects. In connection with these acquisitions, the company gave consideration of approximately $33.8 million in cash and 683,333 shares of common stock. In connection with the acquisitions, liabilities were assumed as follows:

                                                  (Dollars in Millions)
               Fair value of assets acquired             $ 38.8
               Consideration paid                        $(33.8)
               Liabilities assumed                       $  5.0

     Each acquisition was accounted for as a purchase. Goodwill related to these acquisitions of approximately $32.9 million is presented in the Consolidated Balance Sheets as Security business and other property and is being amortized over 20 years. Accumulated amortization of approximately $943,000 has been recognized to date.

         The purchase agreement related to The Wing Group allows the company, at its option, to purchase ownership interests in power projects in which the former owners of The Wing Group have rights. In 1996, the company gave shares of common stock to the former owners of The Wing Group in return for a nine percent equity interest in a power project in Turkey. See Note 8 for information with respect to investment commitments made by the company on behalf of The Wing Group.


7.  LEGAL PROCEEDINGS

         The company has requested that the District Court for the Southern District of Florida require that ADT hold a special shareowners meeting no later than March 20, 1997. In its filing, the company claims that the ADT board of directors has breached its fiduciary and statutory duties and that there is no reason to delay the special meeting until July 8, 1997 as established by ADT. See Note 3 for additional information regarding the proposed acquisition of ADT.

      On December 26, 1996, an ADT shareowner filed a purported class action complaint against ADT, ADT's board of directors, the company and the company's wholly-owned subsidiary, Westar Capital in the Civil Division of the Circuit Court of the Fifteenth Judicial Circuit in Palm Beach County, Florida. (Charles Gachot v. ADT, Ltd., Western Resources, Inc., Westar Capital, Inc., Michael A. Ashcroft, et al., Case No. 96-10912-AN) The complaint alleges, among other things, that the company and Westar Capital are breaching their fiduciary duties to ADT's shareowners by failing to offer "an appropriate premium for the controlling interest" in ADT and by holding "an effective blocking position" that prevents independent parties from bidding for ADT. The complaint seeks preliminary and permanent relief enjoining the company from acquiring the outstanding shares of ADT and unspecified damages. The company believes it has good and valid defenses to the claims asserted and does not anticipate any material adverse effect upon its overall financial condition or results of operations.

   Subject to the approval of the KCC, the company entered into five new gas supply contracts with certain entities affiliated with The Bishop Group, Ltd. (Bishop entities) which are currently regulated by the KCC. A contested hearing was held for the approval of those contracts. While the case was under consideration by the KCC, the FERC issued an order under which it extended jurisdiction over the Bishop entities. On November 3, 1995, the KCC stayed its consideration of the contracts between the company and the Bishop entities until the FERC takes final appealable action on its assertion of jurisdiction over the Bishop entities.

         On June 28, 1996, the KCC issued its order by dismissing the company's application for approval of the contracts and of recovery of the related costs from its customers. The company appealed this ruling and on January
24, 1997, the Kansas Court of Appeals reversed the KCC order and upheld the contracts and the company's recovery of related costs from its customers were approved by operation of law.

         As part of the acquisition of WSS on December 31, 1996, WSS assigned to WestSec, a wholly-owned subsidiary of Westar Capital established to acquire the assets of WSS, a software license with Innovative Business Systems (IBS) which is integral to the operation of its security business. On January 8, 1997, IBS filed litigation in Dallas County, Texas in the 298th Judicial District Court concerning the assignment of the license to WestSec, (Innovative Business Systems (Overseas) Ltd., and Innovative Business
Software, Inc. v. Westinghouse Electric Corporation, Westinghouse Security Systems, Inc., WestSec, Inc., Western Resources, Inc., et al., Cause No.
 97-00184). The company and Westar Capital have demanded WSS defend and indemnify them. While the loss of use of the license may have a material impact on the operations of WestSec, management of the company currently does not believe that the ultimate disposition of this matter will have a material adverse effect upon the company's overall financial condition or results of operations.

     The company and its subsidiaries are involved in various other legal, environmental, and regulatory proceedings. Management believes that adequate provision has been made and accordingly believes that the ultimate dispositions of these matters will not have a material adverse effect upon the company's overall financial position or results of operations.


8.  COMMITMENTS AND CONTINGENCIES

     As part of its ongoing operations and construction program, the company has commitments under purchase orders and contracts which have an unexpended balance of approximately $69.9 million at December 31, 1996. Approximately $12.8 million is attributable to modifications to upgrade the three turbines at Jeffrey Energy Center to be completed by December 31, 1998.

         In January 1994, the company entered into an agreement with Oklahoma Municipal Power Authority (OMPA). Under the agreement, the company received a prepayment of approximately $41 million for which the company will provide capacity and transmission services to OMPA through the year 2013.

      Manufactured Gas Sites: The company has been associated with 15 former manufactured gas sites located in Kansas which may contain coal tar and other potentially harmful materials. The company and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at the 15 sites. The terms of the consent agreement will allow the company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analyses. The prioritized sites will be investigated over a ten year period. The agreement will allow the company to set mutual objectives with the KDHE in order to expedite effective response activities and to control costs and environmental impact. The costs incurred for site investigation and risk assessment in 1996 and 1995 were minimal. In accordance with the terms of the ONEOK agreement, ownership of twelve of the aforementioned sites will be transferred to New Oneok upon closing. The ONEOK agreement limits the company's liabilities to an immaterial amount for future remediation of these sites.

    Superfund Sites: The company is one of numerous potentially responsible parties at a groundwater contamination site in Wichita, Kansas (Wichita site) which is listed by the EPA as a Superfund site. The company has previously been associated with other Superfund sites of which the company's liability has been classified as de minimis and any potential obligations have been settled at minimal cost. In 1994, the company settled Superfund obligations at three sites for a total of $57,500. No Superfund obligations have been settled since 1994. The company's obligation at the Wichita site appears to be limited based on this experience. In the opinion of the company's management, the resolution of this matter is not expected to have a material impact on the company's financial position or results of operations.

    Clean Air Act: The Clean Air Act Amendments of 1990 (the Act) require a two-phase reduction in certain emissions. To meet the monitoring and reporting requirements under the acid rain program, the company has installed continuous monitoring and reporting equipment at a total cost of approximately $10 million as of December 31, 1996. The company does not expect material expenditures to be needed to meet Phase II sulfur dioxide requirements.

   The nitrogen oxides and toxic limits, which were not set in the law, were proposed by the EPA in January 1996. The company is currently evaluating the steps it would need to take in order to comply with the proposed new rules, but is unable to determine its compliance options or related compliance costs, which could be material, until the evaluation is finished. The company will have three years from the date the limits were proposed to comply with the new rules.

         Decommissioning: The company accrues decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

   On August 30, 1996, WCNOC submitted the 1996 Decommissioning Cost Study to the KCC for approval. Approval of this study is still pending. Based on the study, the company's share of these decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $624 million during the period 2025 through 2033, or approximately $192 million in 1996 dollars. These costs were calculated using an assumed inflation rate of 3.6% over the remaining service life from 1996 of 29 years.

   Decommissioning costs are currently being charged to operating expenses in accordance with the prior KCC orders. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf Creek. Amounts expensed approximated $3.7 million in 1996 and will increase annually to $5.6 million in 2024. These expenses are deposited in an external trust fund. The average after tax expected return on trust assets is 5.7%.

   The company's investment in the decommissioning fund, including reinvested earnings approximated $33.0 million and $25.1 million at December 31, 1996 and December 31, 1995, respectively. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability. These amounts are reflected in Investments and Other Property, Decommissioning trust, and the related liability is included in Deferred Credits and Other Liabilities, Other, on the Consolidated Balance Sheets.

    The staff of the SEC has questioned certain current accounting practices used by nuclear electric generating station owners regarding the recognition, measurement, and classification of decommissioning costs for nuclear electric generating stations. In response to these questions, the Financial Accounting Standards Board is expected to issue new accounting standards for removal costs, including decommissioning, in 1997. If current electric utility industry accounting practices for such decommissioning costs are changed: (1) annual decommissioning expenses could increase, (2) the estimated present value of decommissioning costs could be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. When revised accounting guidance is issued, the company will also have to evaluate its effect on accounting for removal costs of other long-lived assets. The company is not able to predict what effect such changes would have on results of operations, financial position, or related regulatory practices until the final issuance of revised accounting guidance, but such effect could be material.

   The company carries premature decommissioning insurance which has several restrictions. One of these is that it can only be used if Wolf Creek incurs an accident exceeding $500 million in expenses to safely stabilize the reactor, to decontaminate the reactor and reactor station site in accordance with a plan approved by the NRC, and to pay for on-site property damages. This decommissioning insurance will only be available if the insurance funds are not needed to implement the NRC-approved plan for stabilization and decontamination.

     Nuclear Insurance: The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $8.9 billion for a single nuclear incident. If this liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims. The Wolf Creek owners (Owners) have purchased the maximum available private insurance of $200 million and the balance is provided by an assessment plan mandated by the NRC. Under this plan, the Owners are jointly and severally subject to a retrospective assessment of up to $79.3 million ($37.3 million, company's share) in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million ($4.7 million, company's share) in retrospective assessments per incident, per year.

     The Owners carry decontamination liability, premature decommissioning liability, and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, company's share). This insurance is provided by a combination of "nuclear insurance pools" ($500 million) and Nuclear Electric Insurance Limited (NEIL) ($2.3 billion). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. The company's share of any remaining proceeds can be used for property damage or premature decommissioning costs up to $1.3 billion (company's share). Premature decommissioning insurance cost recovery is the excess of funds previously collected for decommissioning (as discussed under "Decommissioning").

      The Owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves, and other NEIL resources, the company may be subject to retrospective assessments under the current policies of approximately $8 million per year.

       Although the company maintains various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the company's insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on the company's financial condition and results of operations.

      Fuel Commitments: To supply a portion of the fuel requirements for its generating plants, the company has entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 1996, WCNOC's nuclear fuel commitments (company's share) were approximately $15.4 million for uranium concentrates expiring at various times through 2001, $59.4 million for enrichment expiring at various times through 2003, and $70.3 million for fabrication through 2025. At December 31, 1996, the company's coal contract commitments in 1996 dollars under the remaining terms of the contracts were approximately $2.6 billion. The largest coal contract expires in 2020, with the remaining coal contracts expiring at various times through 2013.

    Energy Act: As part of the 1992 Energy Policy Act, a special assessment is being collected from utilities for a uranium enrichment, decontamination, and decommissioning fund. The company's portion of the assessment for Wolf Creek is approximately $7 million, payable over 15 years. Management expects such costs to be recovered through the ratemaking process.

    Investment Commitments: During 1996, The Wing Group obtained ownership interests in independent power generation projects under construction in Turkey and Colombia. The Wing Group or other non-regulated Western subsidiaries are committed to future funding of equity interests in these projects. In 1997, commitments are not expected to exceed $31 million. Currently, equity commitments beyond 1997 are approximately $3 million. The company has also committed $105 million through June of 1998 to power generation projects in the People's Republic of China.


9.  RATE MATTERS AND REGULATION

         Utility expenses and credits recognized as regulatory assets and liabilities on the Consolidated Balance Sheets are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers in utility revenues. The company expects to recover the following regulatory assets in rates:

December 31,                                1996          1995
                                           (Dollars in Thousands)
Coal contract settlement costs            $ 21,037      $ 27,274
Service line replacement                    12,921        14,164
Post employment/retirement benefits (See
  Note 12)                                  40,834        35,057
Deferred plant costs                        31,272        31,539
Phase-in revenues                           26,317        43,861
Debt issuance costs (See Note 1)            78,532        80,354
Deferred cost of gas purchased              21,332        20,318
Other regulatory assets                      8,794         9,826
 Total regulatory assets                  $241,039      $262,393

         Coal Contract Settlements: In March 1990, the KCC issued an order allowing KGE to defer its share of a 1989 coal contract settlement with the Pittsburg and Midway Coal Mining Company amounting to $22.5 million. This amount was recorded as a deferred charge and is included in Deferred Charges and Other Assets, Regulatory assets, on the Consolidated Balance Sheets. The settlement resulted in the termination of a long-term coal contract. The KCC permitted KGE to recover this settlement as follows: 76% of the settlement plus a return over the remaining term of the terminated contract (through
2002) and 24% to be amortized to expense with a deferred return equivalent to the carrying cost of the asset.

    In September 1994, the FERC issued an order allowing the company to defer $24.5 million in costs associated with the buy-out of a long-term coal supply contract with American Metal Climax (AMAX) to supply the Lawrence and Tecumseh Energy Centers. The deferred costs are included in the Deferred Charges and Other Assets, Regulatory assets, section of the Consolidated Balance Sheets and are amortized monthly to expense over the life of the original AMAX contract (through 2013).

    Deferred Plant Costs: In 1986, KGE recognized the effects of Wolf Creek related disallowances in accordance with Statement of Financial Accounting Standards No. 90 "Regulated Enterprises - Accounting for Abandonments and Disallowances of Plant Costs".

     Phase-in Revenues: In 1988, the KCC ordered the accrual of phase-in revenues to be discontinued by KGE effective December 31, 1988. KGE began amortizing the phase-in revenue asset on a straight-line basis over 9 l/2 years beginning January 1, 1989. At December 31, 1996, approximately $26 million of deferred phase-in revenues remain to be recovered.

     Deferred Cost of Gas Purchased: The company, under rate orders from the KCC, OCC, and FERC, recovers increases in fuel and natural gas costs through fuel adjustment clauses for wholesale and certain retail electric customers and various cost of gas riders (COGR) for natural gas customers. The KCC and the OCC require the annual difference between actual gas cost incurred and cost recovered through the application of the COGR be deferred and amortized through rates in subsequent periods.

   KCC Rate Proceedings: On August 17, 1995, the company and KGE filed three proceedings with the KCC. The first sought a $36 million increase in revenues from the company's natural gas distribution business. In separate dockets, the company and KGE filed with the KCC a request to more rapidly recover KGE's investment in its assets of Wolf Creek over the next seven years by increasing depreciation by $50 million each year and a request to reduce annual depreciation expense by approximately $11 million for electric transmission, distribution and certain generating plant assets to reflect the useful lives of these properties more accurately. The company sought to reduce electric rates for KGE customers by approximately $8.7 million annually in each of the seven years of accelerated Wolf Creek depreciation.

   On April 15, 1996, the KCC issued an order allowing a revenue increase of $33.8 million in the company's natural gas distribution business. On May 3, 1996, the company filed a Petition for Reconsideration and on July 11, 1996, the KCC issued its Order on Reconsideration allowing the revenue to be increased to $34.4 million.

     On May 23, 1996, the company implemented an $8.7 million electric rate reduction to KGE customers on an interim basis. On October 22, 1996, the company, the KCC Staff, the City of Wichita, and the Citizens Utility Ratepayer Board filed an agreement with the KCC whereby the company's retail electric rates would be reduced, subject to approval by the KCC. This agreement was approved on January 15, 1997. Under the agreement, on February 1, 1997, KGE's rates were reduced by $36.3 million and, in addition, the May 1996 interim reduction became permanent. KGE's rates will be reduced by another $10 million effective June 1, 1998, and again on June 1, 1999. KPL's rates were reduced by $10 million effective February 1, 1997. Two one-time rebates of $5 million will be credited to the company's customers in January 1998 and 1999. The agreement also fixed annual savings from the merger with KGE at $40 million. This level of merger savings provides for complete recovery of and a return on the acquisition premium.

       On April 15, 1996, the company filed an application with the KCC requesting an order approving its proposal to merge with KCPL and for other related relief. On July 29, 1996, the company filed its First Amended Application with the KCC in its proceeding for approval to merge with KCPL. The amended application proposed an incentive rate mechanism requiring all regulated earnings in excess of the merged company's 12.61% return on equity to be split among customers, shareowners, and additional depreciation on Wolf Creek.

  On November 27, 1996, the KCC issued a Suspension Order and on December 3, 1996, an order was issued which suspended, subject to refund, costs related to purchases from Kansas Pipeline Partnership included in the company's COGR. On December 12, 1996, the company filed a Petition for Reconsideration or For More Definite Statement by Staff of the Issues to be addressed in this Docket. On January 2, 1997, the KCC issued an order directing Staff to file within sixty days, a Bill of Particulars, specifying which charges from Kansas Pipeline Partnership it asserts are inappropriate for inclusion in the company's COGR. The company does not expect this proceeding to have a material adverse effect on its results of operations.

     On January 24, 1992, the KCC issued an order allowing the company to continue the deferral of service line replacement program costs incurred since January 1, 1992, including depreciation, property taxes, and carrying costs for recovery. As part of the natural gas distribution rate case settlement on July 11, 1996 (See discussion of natural gas distribution rate case above), the company was permitted to begin amortizing these costs in July 1996. Approximately $431,000 will be amortized each month through June 1999. At December 31, 1996, approximately $12.9 million of these deferrals have been included in Deferred Charges and Other Assets, Regulatory assets, on the Consolidated Balance Sheets. These deferrals will become a responsibility of New Oneok, when the alliance with ONEOK is consummated.

    MPSC Proceedings: On May 3, 1996, the company filed an application with the MPSC requesting an order approving its proposal to merge with KCPL. The application includes the same regulatory plan as proposed before the KCC and includes an annual rate reduction of $21 million for KCPL retail electric customers.

  FERC Proceedings: On August 22, 1996, the company filed with the FERC an application for approval of its proposed merger with KCPL. On December 18, 1996, the FERC issued a Merger Policy Statement (Policy Statement) which articulates three principal factors the FERC will apply for analyzing mergers: (1) effect on competition, (2) customer protection, and (3) effect on regulation. The FERC has requested the company to and the company will revise its filing to comply with the specific requirements of the Policy Statement.


10.  INCOME TAXES

  Under SFAS 109, temporary differences gave rise to deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995, respectively, as follows:

                                                   1996             1995
                                                   (Dollars in Thousands)
Deferred tax assets:
  Deferred gain on sale-leaseback. . . . .      $   99,466       $  105,007
  Alternative minimum tax carryforwards. .             250           18,740
  Other. . . . . . . . . . . . . . . . . .          29,945           30,789
    Total deferred tax assets. . . . . . .      $  129,661       $  154,536
Deferred Tax Liabilities:
  Accelerated depreciation and other . . .      $  654,102       $  653,134
  Acquisition premium. . . . . . . . . . .         307,242          315,513
  Deferred future income taxes . . . . . .         217,257          282,476
  Other. . . . . . . . . . . . . . . . . .          61,432           70,883
    Total deferred tax liabilities . . . .      $1,240,033       $1,322,006
 Accumulated deferred
  income taxes, net. . . . . . . . . . . .      $1,110,372       $1,167,470

     In accordance with various rate orders received from the KCC and the OCC, the company has not yet collected through rates the amounts necessary to pay a significant portion of the net accumulated deferred income tax liabilities. As management believes it is probable that the net future increases in income taxes payable will be recovered from customers, it has recorded a deferred asset for these amounts. These assets are also a temporary difference for which deferred income tax liabilities have been provided.


11. COMMON STOCK, PREFERRED STOCK, PREFERENCE STOCK,
    AND OTHER MANDATORILY REDEEMABLE SECURITIES

    The company's Restated Articles of Incorporation, as amended, provide for 85,000,000 authorized shares of common stock. At December 31, 1996, 64,625,259 shares were outstanding.

    The company has a Dividend Reinvestment and Stock Purchase Plan (DRIP). Shares issued under the DRIP may be either original issue shares or shares purchased on the open market. The company has been issuing original issue shares since January 1, 1995 with 935,461 shares issued in 1996 under the DRIP. At December 31, 1996, 2,082,166 shares were available under the DRIP registration statement.

     Not Subject to Mandatory Redemption: The cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at the option of the company.

      Subject to Mandatory Redemption: On July 1, 1996, all shares of the company's 8.50% Preference Stock due 2016 were redeemed.

   The mandatory sinking fund provisions of the 7.58% Series preference stock require the company to redeem 25,000 shares annually beginning on April 1, 2002, and each April 1 through 2006 and the remaining shares on April 1, 2007, all at $100 per share. The company may, at its option, redeem up to an additional 25,000 shares on each April 1 at $100 per share. The 7.58% Series also is redeemable in whole or in part, at the option of the company, subject to certain restrictions on refunding, at a redemption price of $104.55, $103.79, and $103.03 per share beginning April 1, 1996, 1997, and 1998, respectively.

     Other Mandatorily Redeemable Securities: On December 14, 1995, Western Resources Capital I, a wholly-owned trust, issued four million preferred securities of 7-7/8% Cumulative Quarterly Income Preferred Securities, Series A, for $100 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources Capital I, on or after December 11, 2000, at $25 per preferred security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7-7/8% of the liquidation preference value of $25. Distributions are payable quarterly, and in substance are tax deductible by the company. These distributions are recorded as interest charges on the Consolidated Statements of Income. The sole asset of the trust is $103 million principal amount of 7-7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025 (the Subordinated Debentures).

    On July 31, 1996, Western Resources Capital II, a wholly-owned trust, of which the sole asset is subordinated debentures of the company, sold in a public offering, 4.8 million shares of 8-1/2% Cumulative Quarterly Income Preferred Securities, Series B, for $120 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources Capital II, on or after July 31, 2001, at $25 per preferred security plus accumulated and unpaid distributions. Holders of the securities are entitled to receive distributions at an annual rate of 8-1/2% of the liquidation preference value of $25. Distributions are payable quarterly, and in substance are tax deductible by the company. These distributions are recorded as interest charges on the Consolidated Statements of Income. The sole asset of the trust is $124 million principal amount of 8-1/2% Deferrable Interest Subordinated Debentures, Series B due July 31, 2036.

     The preferred securities are included under Western Resources obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company subordinated debentures (Other Mandatorily Redeemable Securities) on the Consolidated Balance Sheets and Consolidated Statements of Capitalization.

      In addition to the company's obligations under the Subordinated Debentures, the company has agreed, pursuant to guarantees issued to the trusts, the provisions of the trust agreements establishing the trusts and related expense agreements, to guarantee, on a subordinated basis, payment of distributions on the preferred securities (but not if the applicable trust does not have sufficient funds to pay such distributions) and to pay all of the expenses of the trusts (collectively, the "Back-up Undertakings"). Considered together, the Back-up Undertakings constitute a full and unconditional guarantee by the company of the trusts obligations under the preferred securities.


12.  EMPLOYEE BENEFIT PLANS

   Pension: The company maintains qualified noncontributory defined benefit pension plans covering substantially all employees. Pension benefits are based on years of service and the employee's compensation during the five highest paid consecutive years out of ten before retirement. The company's policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

      Salary Continuation: The company maintains a non-qualified Executive Salary Continuation Program for the benefit of certain management employees, including executive officers.

    The following tables provide information on the components of pension and salary continuation costs under Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pension Plans" (SFAS 87), funded status and actuarial assumptions for the company:


Year Ended December 31,                1996          1995        1994
                                          (Dollars in Thousands)
SFAS 87 Expense:
  Service cost. . . . . . . . . .    $ 11,644     $ 11,059     $ 10,197
  Interest cost on projected
    benefit obligation. . . . . .      34,003       32,416       29,734
  (Gain) loss on plan assets. . .     (65,799)    (102,731)       7,351
  Deferred investment gain (loss)      30,119       70,810      (38,457)
  Net amortization. . . . . . . .       2,140        1,132          245
      Net expense . . . . . . . .    $ 12,107     $ 12,686     $  9,070


December 31,                           1996         1995         1994
                                          (Dollars in Thousands)
Reconciliation of Funded Status:
  Actuarial present value of
    benefit obligations:
      Vested . . . . . . . . . . .   $347,734     $331,027     $278,545
      Non-vested . . . . . . . . .     23,220       21,775       19,132
        Total. . . . . . . . . . .   $370,954     $352,802     $297,677
Plan assets (principally debt
  and equity securities) at
  fair value . . . . . . . . . . .   $495,993     $444,608     $375,521
Projected benefit obligation . . .    483,862      456,707      378,146
Funded status. . . . . . . . . . .     12,131      (12,099)      (2,625)
Unrecognized transition asset. . .       (448)        (527)      (2,205)
Unrecognized prior service costs .     62,434       57,087       47,796
Unrecognized net (gain). . . . . .   (103,132)     (75,312)     (56,079)
  Accrued liability. . . . . . . .   $(29,015)    $(30,851)    $(13,113)


Year Ended December 31,               1996           1995         1994
Actuarial Assumptions:
  Discount rate. . . . . . . . . .       7.5%          7.5%     8.0-8.5%
  Annual salary increase rate. . .      4.75%         4.75%         5.0%
  Long-term rate of return . . . .   8.5-9.0%      8.5-9.0%     8.0-8.5%

         Postretirement: The company follows the provisions of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for
Postretirement Benefits Other Than Pensions" (SFAS 106). This statement requires the accrual of postretirement benefits other than pensions, primarily medical benefit costs, during the years an employee provides service.

         Based on actuarial projections and adoption of the transition method of implementation which allows a 20-year amortization of the accumulated benefit obligation, postretirement benefits expenses approximated $16.4 million, $15.0 million, and $12.4 million for 1996, 1995, and 1994, respectively. The company's total postretirement benefit obligation approximated $123.0 million and $123.2 million at December 31, 1996 and 1995, respectively. In addition, the company received an order from the KCC permitting the initial deferral of SFAS 106 expense in excess of amounts previously recognized. The following table summarizes the status of the company's postretirement benefit plans for financial statement purposes and the related amounts included in the Consolidated Balance Sheets:

December 31,                              1996         1995         1994

                                              (Dollars in Thousands)
Reconciliation of Funded Status:
  Actuarial present value of postretirement
  benefit obligations:
    Retirees. . .  . . . . . . . . .    $ 76,588    $ 81,402       $68,570
    Active employees fully eligible .     10,060       7,645        13,549
    Active employees not fully eligible   36,345      34,144        32,484
      Total . . . . . . . . . . . .      122,993     123,191       114,603
Fair value of plan assets . . . . .           78          46          -
Funded status . . . . . . . . . . .     (122,915)   (123,145)     (114,603)
Unrecognized prior service cost . .       (8,157)     (8,900)     (  9,391)
Unrecognized transition obligation.      104,920     111,443       117,967
Unrecognized net (gain) . . . . . .       (8,137)     (7,271)     ( 14,489)
Accrued postretirement benefit costs    $(34,289)   $(27,873)     $(20,516)


Year Ended December 31,                   1996          1995        1994

Actuarial Assumptions:
  Discount rate . . . . . . . . . .      7.5  %        7.5 %      8.0-8.5%
  Annual salary increase rate . . .      4.75 %       4.75 %         5.0 %
  Expected rate of return . . . . .      9.0  %        9.0 %         8.5 %

     For measurement purposes, an annual health care cost growth rate of 10% was assumed for 1996, decreasing one percent per year to five percent in 2001 and thereafter. The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by one percent each year would increase the present value of the accumulated projected benefit obligation by $5.5 million and the aggregate of the service and interest cost components by $0.5 million.

     Postemployment: The company adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS
112) in the first quarter of 1994, which established accounting and reporting standards for postemployment benefits. The statement requires the company to recognize the liability to provide postemployment benefits when the liability has been incurred. The company received an order from the KCC permitting the initial deferral of SFAS 112 expense.

  In accordance with the provision of an order from the KCC, the company has deferred postretirement and postemployment expenses representing the excess expense incurred upon adoption of SFAS 106 and SFAS 112. In 1992 and 1993, the company purchased COLI policies whose associated income stream was intended to offset actual postretirement and postemployment costs incurred. See Note 1 regarding legislative action related to COLI. As of December 31, 1996 and 1995, the company recognized a regulatory asset for postretirement expense of approximately $31.6 million and $25.3 million and for postemployment expense of approximately $9.3 million and $9.8 million, respectively.

    Savings: The company maintains savings plans in which substantially all employees participate. The company matches employees' contributions up to specified maximum limits. The funds of the plans are deposited with a trustee and invested at each employee's option in one or more investment funds, including a company stock fund. The company's contributions were $4.6 million, $5.1 million, and $5.1 million for 1996, 1995, and 1994, respectively.

         Stock Based Compensation Plans: The company has two stock-based compensation plans, a long term incentive and share award plan (LTISA Plan) and a long term incentive program (LTI Program). The company accounts for these plans under Accounting Principles Board Opinion No. 25 and the related Interpretations. Had compensation cost been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the company would have recognized compensation costs during 1996 and 1995. However, recognition of the compensation costs would not have been material to the Consolidated Statements of Income nor would these costs have affected earnings per share.

      The LTISA Plan was implemented to help ensure that managers and board members (Plan Participants) were properly incented to increase shareowner value. It was established to replace the company's LTI Program, discussed below. Under the LTISA Plan, the company may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, restricted share units, performance shares, and performance share units to Plan Participants. Up to three million shares of common stock may be granted under the LTISA Plan.

  In 1996, the LTISA Plan granted 205,700 stock options and 205,700 dividend equivalents to Plan Participants. The exercise price of the stock options granted was $29.25. These options vest in nine years. Accelerated vesting allows stock options to vest within three years, dependent upon certain company performance factors. The options expire in approximately ten years. The weighted-average grant-date fair value of the dividend equivalent was $5.82. The value of each dividend equivalent is calculated as a percentage of the accumulated dividends that would have been paid or payable on a share of company common stock. This percentage ranges from zero to 100%, based upon certain company performance factors. The dividend equivalents expire after nine years from the date of grant. All stock options and dividend equivalents granted were outstanding at December 31, 1996.

  The fair value of stock options and dividend equivalents were estimated on the date of grant using the Black-Scholes option-pricing model. The model assumed a dividend yield of 6.33%, expected volatility of 14.12%; and an expected life of 8.7 years. Additionally, the stock option model assumed a risk-free interest rate of 6.45%. The dividend equivalent model assumed a risk-free interest rate of 6.61%, an award percentage of 100% and a dividend accumulation period of five years.

  The LTI Program is a performance-based stock plan which awards performance shares to executive officers (Program Participants) of the company equal in value to 10% of the officer's annual base compensation. Each performance share is equal in value to one share of the company's common stock. Each Program Participant may be entitled to receive a common stock distribution based on the value of performance shares awarded multiplied by a distribution percentage not to exceed 110%. This distribution percentage is based upon the Program Participants' and the company's performance. Program Participants also receive cash equivalent to dividends on common stock for performance shares awarded.

    In 1995, the company granted 14,756 performance shares, with a weighted verage fair value of $28.81. The fair value of each performance share is based on market price at the date of grant. No performance shares were granted in 1996. As of December 31, 1996, shares granted in 1995 have a remaining contractual life of one year.


13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value as set forth in Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments":

    Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost which approximates fair value. The decommissioning trust is recorded at fair value and is based on the quoted market prices at December 31, 1996 and 1995. The fair value of fixed-rate debt, redeemable preference stock, and other mandatorily redeemable securities is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions. The estimated fair values of contracts related to commodities have been determined using quoted market prices of the same or similar securities.

The carrying values and estimated fair values of the company's financial instruments are as follows:

                                   Carrying Value              Fair Value

    December 31,                   1996       1995          1996       1995

                                            (Dollars in Thousands)

    Decommissioning trust. . .$   33,041   $   25,070  $   33,041   $ 25,070
    Fixed-rate debt. . . . . . 1,224,743    1,240,877   1,260,722  1,294,365
    Redeemable preference
      stock. . . . . . . . . .    50,000      150,000      52,500    160,405
         Other mandatorily
      redeemable securities. .   220,000      100,000     214,800    102,000

    December 31,                    1996                        1995
                 Notional                          Notional
             Volumes   Estimated     Gain/     Volumes   Estimated     Gain/
            (mmbtu's)  Fair Value   (loss)    (mmbtu's)  Fair Value   (loss)
Natural gas
 futures    6,540,000   $16,032     $2,061    7,440,000   $16,380    $2,678
Natural gas
 swaps      2,344,000   $ 5,500     $1,315    2,624,000   $ 3,406    $   18

         The recorded amount of accounts receivable and other current financial instruments approximate fair value.

         The fair value estimates presented herein are based on information available as of December 31, 1996 and 1995. These fair value estimates have not been comprehensively revalued for the purpose of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein. Because a substantial portion of the company's operations are regulated, the company believes that any gains or losses related to the retirement of debt or redemption of preferred securities would not have a material effect on the company's financial position or results of operations.


14.  LONG-TERM DEBT

         The amount of the company's first mortgage bonds authorized by its Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of KGE's first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion. Amounts of additional bonds which may be issued are subject to property, earnings, and certain restrictive provisions of each Mortgage.

   Debt discount and expenses are being amortized over the remaining lives of each issue. During the years 1997 through 2001, $125 million of bonds will mature in 1999 and $75 million of bonds will mature in 2000. No other bonds will mature and there are no cash sinking fund requirements for preference stock or bonds during this time period.

      The company maintains a $350 million revolving credit agreement that expires on October 5, 1999. Under the terms of this agreement, the company may, at its option, borrow at different market-based interest rates and is required, among other restrictions, to maintain a total debt to total capitalization ratio of not greater than 65% at all times. A facility fee is paid on the $350 million commitment. The unused portion of the revolving credit facility may be used to provide support for commercial paper. At December 31, 1996, the company had $275 million borrowed under the facility and had available $75 million of unused capacity under the facility.

Long-term debt outstanding at December 31, 1996 and 1995, was as follows:

                                                     1996          1995
                                                   (Dollars in Thousands)
   Western Resources
   First mortgage bond series:
     7 1/4% due 1999. . . . . . . . . . . . .   $  125,000     $  125,000
     8 7/8% due 2000. . . . . . . . . . . . .       75,000         75,000
     7 1/4% due 2002. . . . . . . . . . . . .      100,000        100,000
     8 1/2% due 2022. . . . . . . . . . . . .      125,000        125,000
     7.65%  due 2023. . . . . . . . . . . . .      100,000        100,000
                                                   525,000        525,000
   Pollution control bond series:
     Variable due 2032 (1). . . . . . . . . .       45,000         45,000
     Variable due 2032 (2). . . . . . . . . .       30,500         30,500
     6%     due 2033. . . . . . . . . . . . .       58,420         58,420
                                                   133,920        133,920
   KGE
   First mortgage bond series:
     5 5/8% due 1996. . . . . . . . . . . . .         -            16,000
     7.60 % due 2003. . . . . . . . . . . . .      135,000        135,000
     6 1/2% due 2005. . . . . . . . . . . . .       65,000         65,000
     6.20 % due 2006. . . . . . . . . . . . .      100,000        100,000
                                                   300,000        316,000
   Pollution control bond series:
     5.10 % due 2023. . . . . . . . . . . . .       13,822         13,957
     Variable due 2027 (3). . . . . . . . . .       21,940         21,940
     7.0  % due 2031. . . . . . . . . . . . .      327,500        327,500
     Variable due 2032 (4). . . . . . . . . .       14,500         14,500
     Variable due 2032 (5). . . . . . . . . .       10,000         10,000
                                                   387,762        387,897

 Revolving credit agreement . . . . . . . . .      275,000         50,000
 Other long-term agreements . . . . . . . . .       65,190           -

         Less:
     Unamortized debt discount. . . . . . . .        5,289          5,554
     Long-term debt due within one year . . .         -            16,000
 Long-term debt (net). . .  . . . . . . . . .   $1,681,583     $1,391,263

   Rates at December 31, 1996:  (1) 3.68%, (2) 3.582%, (3) 3.55%,
   (4) 3.60% and (5) 3.52%


15.  SHORT-TERM DEBT

         The company has arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis totaling $973 million. The agreements provide the company with the ability to borrow at different market-based interest rates. The company pays commitment or facility fees in support of these lines of credit. Under the terms of the agreements, the company is required, among other restrictions, to maintain a total debt to total capitalization ratio of not greater than 65% at all times. The unused portion of these lines of credit are used to provide support for commercial paper.

   In addition, the company has agreements with several banks to borrow on an uncommitted, as available, basis at money-market rates quoted by the banks. There are no costs, other than interest, for these agreements. The company also uses commercial paper to fund its short-term borrowing requirements.

         Information regarding the company's short-term borrowings, comprised of borrowings under the credit agreements, bank loans and commercial paper, is as follows:

December 31,                             1996          1995        1994

                                            (Dollars in Thousands)

Borrowings outstanding at year end:
  Lines of credit                      $525,000      $    -     $    -
  Bank loans                            162,300       177,600    151,000
  Commercial paper notes                293,440        25,850    157,200
    Total                              $980,740      $203,450   $308,200

Weighted average interest rate on
  debt outstanding at year end
  (including fees)                        5.94%         6.02%      6.25%

Weighted average short-term debt
  outstanding during the year          $491,136      $301,871   $214,180

Weighted daily average interest
  rates during the year
  (including fees)                        5.72%        6.15%       4.63%

Unused lines of credit supporting
  commercial paper notes               $447,850     $121,075    $145,000


16.  LEASES

   At December 31, 1996, the company had leases covering various property and equipment. The company currently has no capital leases.

    Rental payments for operating leases and estimated rental commitments are as follows:

                                             Operating
        Year Ended December 31,                Leases
                                        (Dollars in Thousands)
        1994                               $   55,076
        1995                                   63,353
        1996                                   66,181
        Future Commitments:
        1997                                   60,247
        1998                                   52,643
        1999                                   47,276
        2000                                   43,877
        2001                                   42,592
        Thereafter                            688,231
        Total                              $  934,866

      In 1987, KGE sold and leased back its 50% undivided interest in the La Cygne 2 generating unit. The La Cygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operation and maintenance costs and other related operating costs of La Cygne 2. The lease is an operating lease for financial reporting purposes.

     As permitted under the La Cygne 2 lease agreement, the company in 1992 requested the Trustee Lessor to refinance $341.1 million of secured facility bonds of the Trustee and owner of La Cygne 2. The transaction was requested to reduce recurring future net lease expense. In connection with the refinancing on September 29, 1992, a one-time payment of approximately $27 million was made by the company which has been deferred and is being amortized over the remaining life of the lease and included in operating expense as part of the future lease expense. At December 31, 1996, approximately $22.5 million of this deferral remained on the Consolidated Balance Sheets.

         Future minimum annual lease payments, included in the table above, required under the La Cygne 2 lease agreement are approximately $34.6 million for each year through 2001 and $611 million over the remainder of the lease.

    The gain realized at the date of the sale of La Cygne 2 has been deferred for financial reporting purposes, and is being amortized ($9.7 million per year) over the initial lease term in proportion to the related lease expense. KGE's lease expense, net of amortization of the deferred gain and a one-time payment, was approximately $22.5 million for 1996, 1995, and 1994.


17.  JOINT OWNERSHIP OF UTILITY PLANTS

                        Company's Ownership at December 31, 1996
                    In-Service   Invest-    Accumulated   Net  Per-
                       Dates      ment      Depreciation  (MW) cent
                                (Dollars in Thousands)
La Cygne 1 (a)      Jun  1973  $ 160,541    $   105,043   343  50
Jeffrey  1 (b)      Jul  1978    290,617        121,307   616  84
Jeffrey  2 (b)      May  1980    289,944        115,025   617  84
Jeffrey  3 (b)      May  1983    389,350        152,579   591  84
Wolf Creek (c)      Sep  1985  1,382,000        369,182   547  47

(a)  Jointly owned with KCPL
(b)  Jointly owned with UtiliCorp United Inc.
(c)  Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.

     Amounts and capacity presented above represent the company's share. The company's share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in La Cygne 2 (representing 335 MW capacity) sold and leased back to the company in 1987, are included in operating expenses on the Consolidated Statements of Income. The company's share of other transactions associated with the plants is included in the appropriate classification in the company's Consolidated Financial Statements.


18.  SEGMENTS OF BUSINESS

      The company is a public utility principally engaged in the generation, transmission, distribution, and sale of electricity in Kansas and the transportation, distribution, and sale of natural gas in Kansas and Oklahoma.

     Substantially all of the results of operations and financial position of the natural gas segment will be exchanged for an equity interest in New Oneok in the strategic alliance which is expected to close in the third quarter of 1997. Upon contribution of the natural gas net assets to New Oneok, the company will record its equity investment in New Oneok.

Year Ended December 31,               1996          1995          1994(1)
                                           (Dollars in Thousands)
Operating revenues:
  Electric. . . . . . . . . . .    $1,197,433    $1,145,895    $1,121,781
  Natural gas(2). . . . . . . .       849,386       597,405       642,988
                                    2,046,819     1,743,300     1,764,769
Operating expenses excluding
  income taxes:
  Electric. . . . . . . . . . .       843,672       788,900       768,317
  Natural gas . . . . . . . . .       810,062       584,494       625,780
                                    1,653,734     1,373,394     1,394,097
Income taxes:
  Electric. . . . . . . . . . .        84,108        96,719       100,078
  Natural gas . . . . . . . . .         4,984        (5,522)       (4,456)
                                       89,092        91,197        95,622
Operating income:
  Electric. . . . . . . . . . .       269,653       260,245       253,386
  Natural gas . . . . . . . . .        34,340        18,464        21,664
                                   $  303,993    $  278,709    $  275,050

Identifiable assets at
  December 31:
  Electric. . . . . . . . . . .    $4,379,435    $4,470,359    $4,346,312
  Natural gas . . . . . . . . .       769,417       712,858       654,483
  Other corporate assets(3) . .     1,498,929       307,460       370,234
                                   $6,647,781    $5,490,677    $5,371,029
Other Information--
Depreciation and amortization:
  Electric. . . . . . . . . . .    $  152,549    $  133,452    $  123,696
  Natural gas . . . . . . . . .        31,173        26,833        33,702
                                      183,722    $  160,285    $  157,398
Maintenance:
  Electric. . . . . . . . . . .    $   81,972    $   87,942    $   88,162
  Natural gas . . . . . . . . .        17,150        20,699        25,024
                                   $   99,122    $  108,641    $  113,186
Capital expenditures:
  Electric. . . . . . . . . . .    $  138,361    $  153,931    $  152,384
  Nuclear fuel. . . . . . . . .         2,629        28,465        20,590
  Natural gas . . . . . . . . .        58,519        54,431        64,722
                                   $  199,509    $  236,827    $  237,696

(1) Information reflects the sales of the Missouri Properties (Note 19).

(2) For the years ended December 31, 1996 and 1995, operating revenues associated with the natural gas segment include immaterial amounts of revenues related to operations of non-regulated subsidiaries in non-gas related businesses.

(3) As of December 31, 1996, this balance principally represents the equity investment in ADT, security business and other property, non-utility assets and deferred charges. As of December 31, 1995 and 1994, this balance represents primarily cash, non-utility assets and deferred charges.

         The portion of the table above related to the Missouri Properties is as follows:

                                                        1994
                                           (Dollars in Thousands, Unaudited)
           Natural gas revenues. . . . . . . . .      $ 77,008
           Operating expenses excluding
                     income taxes. . . . . . . .        69,114
           Income taxes. . . . . . . . . . . . .         2,897
           Operating income. . . . . . . . . . .         4,997
           Identifiable assets . . . . . . . . .          -
           Depreciation and amortization . . . .         1,274
           Maintenance . . . . . . . . . . . . .         1,099
           Capital expenditures. . . . . . . . .         3,682


19.  SALES OF MISSOURI NATURAL GAS DISTRIBUTION PROPERTIES

     On January 31, 1994, the company sold substantially all of its Missouri natural gas distribution properties and operations to Southern Union Company (Southern Union) for $404 million. The company sold the remaining Missouri properties to United Cities Gas Company (United Cities) for $665,000 on February 28, 1994. The properties sold to Southern Union and United Cities are referred to herein as the "Missouri Properties."

      During the first quarter of 1994, the company recognized a gain of approximately $19.3 million, net of tax, on the sales of the Missouri Properties. As of the respective dates of the sales of the Missouri Properties, the company ceased recording the results of operations, and removed the assets and liabilities from the Consolidated Balance Sheets related to the Missouri Properties. The gain is reflected in Other Income and Deductions, on the Consolidated Statements of Income.

         The following table reflects the approximate operating revenues and operating income included in the company's consolidated results of operations for the year ended December 31, 1994, related to the Missouri Properties:

                                               1994
                                                 Percent
                                                 of Total
                                         Amount  Company
                                 (Dollars in Thousands, Unaudited)
  Operating revenues. . . . . . . . . . $ 77,008    4.8%
  Operating income. . . . . . . . . . .    4,997    1.9%

  Separate audited financial information was not kept by the company for the Missouri Properties. This unaudited financial information is based on assumptions and allocations of expenses of the company as a whole.


20.  QUARTERLY RESULTS (UNAUDITED)

    The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The business of the company is seasonal in nature and, in the opinion of management, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

                                    First     Second      Third     Fourth
                         (Dollars in Thousands, except Per Share Amounts)
1996
Operating revenues. . . . . . .   $555,622   $436,121  $490,172  $564,904
Operating income. . . . . . . .     75,273     59,020    93,587    76,113
Net income. . . . . . . . . . .     44,789     28,746    62,949    32,466
Earnings applicable to
  common stock. . . . . . . . .     41,434     25,392    56,049    31,236
Earnings per share. . . . . . .   $   0.66   $   0.40  $   0.87  $   0.48
Dividends per share . . . . . .   $  0.515   $  0.515  $  0.515  $  0.515
Average common shares
  outstanding . . . . . . . . .     63,164     63,466    64,161    64,523
Common stock price:
  High. . . . . . . . . . . . .   $ 34.875   $ 30.75   $ 30.75  $ 31.75
  Low . . . . . . . . . . . . .   $ 29.25    $ 28.00   $ 28.25  $ 28.625

1995
Operating revenues. . . . . . .   $443,375   $372,295  $470,289  $457,341
Operating income. . . . . . . .     69,441     49,891    99,481    59,896
Net income. . . . . . . . . . .     41,575     21,716    71,905    46,480
Earnings applicable to
  common stock. . . . . . . . .     38,220     18,362    68,550    43,125
Earnings per share. . . . . . .   $   0.62   $   0.30  $   1.10  $   0.69
Dividends per share . . . . . .   $  0.505   $  0.505  $  0.505  $  0.505
Average common shares
  outstanding . . . . . . . . .     61,747     61,886    62,244    62,712
Common stock price:
  High. . . . . . . . . . . . .   $ 33.375   $ 32.50   $ 32.875  $ 34.00
  Low . . . . . . . . . . . . .   $ 28.625   $ 30.25   $ 29.75   $ 31.00